NO ACT

PE
1-12-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038731

Received SEC
MAR 12 2009
Washington, DC 20549

March 12, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-09

James F. Brashear
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219

Re: AMR Corporation
Incoming letter dated January 12, 2009

Dear Mr. Brashear:

This is in response to your letters dated January 12, 2009, January 27, 2009, January 28, 2009, February 3, 2009, March 11, 2009, and March 12, 2009 concerning the shareholder proposal submitted to AMR by John Chevedden and Patricia Kennedy. We also have received letters from the proponents dated January 23, 2009, January 27, 2009, February 2, 2009, March 10, 2009, and March 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AMR Corporation
Incoming letter dated January 12, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of AMR's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will take steps to avoid exception or exclusion conditions (consistent with state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(f). We note in particular that you did not assert that the aggregated holdings of the co-proponents do not satisfy the minimum share ownership requirements specified by rule 14a-8(b). Accordingly, it is our view that AMR may not omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerelv.

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

haynesboone

March 12, 2009

BY E-MAIL

shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AMR Corporation – Shareholder Proposal

Ladies and Gentlemen:

This letter responds to Mr. John Chevedden's letter dated March 11, 2009 to the staff of the Securities and Exchange Commission. Mr. Chevedden's letter refers to the Company's January 12, 2009 letter ("No Action Request"), which asks the staff to confirm that it will not recommend any enforcement action against the Company based on its excluding from its Proxy Statement the Proposal and Supporting Statement submitted by Mr. Chevedden and Ms. Patricia Kennedy (each, a "Shareholder"). The Company supplemented its No Action Request by letters dated January 27, 2009, January 28, 2009, February 3, 2009 and March 11, 2009.

I. The cited no action letters do not support Mr. Chevedden's claim or have any value as precedent

Mr. Chevedden cites in his March 11 letter the same eleven no action letters that he cited in his March 10 letter. He now asserts that "the key issue in all of the above precedents is clarity of the text."

A. Five letters do not support Mr. Chevedden's claim because the subject companies did not seek exclusion based on vagueness

The five no action letters issued to *Allegheny Energy, Inc.* (January 15, 2009) , *Baker Hughes Incorporated* (January 16, 2009), *CVS Caremark Corporation* (February 6, 2009), *Honeywell International Inc.* (January 15, 2009), and *Morgan Stanley* (February 4, 2009) (Rossi)

Haynes and Boone, LLP.
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

do not support the "clarity of text" proposition that Mr. Chevedden claims. Those companies' no action requests did not allege that the proposals were vague and misleading and therefore excludable under Rule 14a-8(i)(3). The lack of "clarity of the text" was not the basis upon which those companies sought exclusion of the proposal. They are, therefore, not relevant to clarity or vagueness of the Proposal and have no precedential value on that basis for the No Action Request.

B. Two letters neither support Mr. Chevedden's claim nor raise any exclusionary basis asserted by the Company

As the Company noted its letter of March 11, 2009, the no action letters issued to *Allegheny Energy, Inc.* (January 15, 2009) and *Honeywell International Inc.* (January 15, 2009) are completely irrelevant to the Company's request. Those two companies asserted that they had substantially implemented the proposals, and that they should be excludable under Rule 14a-8(i)(10).

The Company, however, did not assert that it substantially implemented the Proposal. Accordingly, the Allegheny Energy and Honeywell letters have no precedential value in addressing the Company's No Action Request.

C. The remaining letters do not support Mr. Chevedden's claim because the text of the Proposal differs from the other proposals

In his March 10, 2009 letter, Mr. Chevedden claimed that the eleven no action letters "were in regard to rule 14a-8 proposals with the same key resolved text" as the Proposal submitted to the Company. His March 11, 2009 letter now claims that the wording of the Proposal "has added text" beyond the cited proposals. Both of those statements cannot be true. Either the key resolved text in the Proposal is "the same" as the other proposals or it differs from them.

The Company pointed out in its letter of March 11, 2009 that the Proposal submitted to the Company differs significantly in wording from each of the proposals in the no action letters cited by Mr. Chevedden. Mr. Chevedden apparently now agrees with the Company's assertion that the Proposal does not have "***the same key resolved text***" as the proposals submitted to those other companies. He now claims that the Proposal has wording "beyond the above proposals." That difference in wording is exactly why the Company believes that the wording of the Proposal should be examined independently from those other proposals.

The Company noted in its letter of March 11, 2009 that minor variations in wording apparently have prompted the staff to reach different outcomes with respect to versions of Mr. Chevedden's special meeting proposal. Accordingly, all of the letters cited by Mr. Chevedden are irrelevant to the No Action Request because they do not contain exactly the same wording as that submitted to the Company in the Proposal. Those letter have no precedential value for the No Action Request.

II. The "added text for clarity" does not cure the vagueness in the Proposal

Mr. Chevedden claims that the "proposal has the added text for clarity, beyond the above proposals." Mr. Chevedden apparently believes that his "added text for clarity" is either necessary or helpful to cure the vagueness inherent in his Proposal, or else he would not have found it necessary to go "beyond the above proposals." Instead, he would have relied on the "key resolved text" in those proposals that he cites as precedents.

A. The "added text for clarity" is not part of the "key resolved text"

The operative "key resolved text" of the Proposal (as revised on December 19, 2009 – Exhibit J of the No Action Request) does not contain the wording claimed by Mr. Chevedden. The operative language of Mr. Chevedden's submission is the wording of the resolution paragraph in the Proposal – what he calls the "key resolved text." The wording cited by Mr. Chevedden is not, however, part of the "RESOLVED" paragraph. It is instead the second sentence in the following explanatory paragraph, which is in the nature of an additional supporting statement:

> Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. This proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders.

If the added text is, in fact, required or useful for clarity – as Mr. Chevedden apparently believes – then the "added text for clarity" should be part of the operative language of the RESOLVED paragraph itself, to make clear the scope of the resolution. The fact that it is omitted from the "key resolved text" supports the Company's assertion that the Proposal itself is vague and misleading.

B. The "added text for clarity" contains additional ambiguities and issues

Moreover, the second half of the sentence – "and does not affect the rights that members of management and/or the board have as individual shareholders" – raises additional interpretation issues. That clause indicates that while the Proposal modifies the rights of shareholders generally it does not similarly and equally modify the rights that members of management and/or the board have as individual shareholders. In other words, their rights as individual shareholders are "not affected" by the Proposal, just as the board's "current power to call a special meeting" is not affected by the Proposal. Both of those sets of rights would, apparently, remain as they were before the adoption of the Proposal.

Accordingly, the sentence indicates that the effect of the Proposal is to cause the company to discriminate among stockholders generally and those who are members of management and/or the board. That outcome would, however, violate Delaware law, as the

Company has already asserted in the No Action Request. The "added text for clarity" in fact creates additional vagueness and contributes to the misleading nature of the Proposal.

III. No Shareholder Proponent Satisfies Rule 14a-8(b)

None of the "precedents" cited by Mr. Chevedden sought exclusion of the proposal on the basis that the shareholder proponent failed to meet the ownership eligibility requirement of Rule 14a-8(b). Therefore, none of the no action letters cited by Mr. Chevedden is dispositive of the Company's No Action Request.

A. The Shareholders fail to individually satisfy Rule 14a-8(b)

The Company has consistently asserted that neither Shareholder has proved that he or she met the ownership eligibility requirement of Rule 14a-8(b), either through individual ownership or joint ownership. Neither Shareholder has disputed that failure. The Proposal and Supporting Statement are excludable on that basis.

B. Shareholders cannot aggregate ownership to satisfy Rule 14a-8(b)

Mr. Chevedden asserts in his March 12, 2009 letter that the Company "failed to produce one precedent" supporting exclusion of a proposal submitted by proponents seeking to aggregate their share ownership to meet Rule 14a-8(b). To the contrary, the Company has consistently demonstrated that ownership aggregation is contrary to Rule 14a-8(b). The Company demonstrated in its prior submissions that the current version of Rule 14a-8 requires ownership eligibility to be determined for each beneficial shareholder individually – not for a group of otherwise unrelated shareholders who have no common ownership interest.

The rule asks "how do ***I*** demonstrate to the company that ***I*** am eligible?" [Emphasis added.] The rule explains that "in order to be eligible to submit a proposal, ***you*** must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date ***you*** submit the proposal. ***You*** must continue to hold those securities through the date of the meeting." [Emphasis added.] Most importantly, Rule 14a 8 explains that "[t]he references to 'you' are to ***a shareholder*** seeking to submit the proposal." [Emphasis added.] The Company asserts that all of those singular references in the current Rule 14a-8(b) mean that each individual shareholder must separately meet the ownership and holding requirements.

The Company asserts that if the Commission had intended for Rule 14a-8(b) to require the aggregation of shares owned by individual shareholder proponents, the Commission could have expressly included such a requirement in the proposed 1997 rulemaking, or in the final 1998 rule (as the Commission did in 1983 in Footnote 5 to Release No. 34-20091, the "Superseded Release"). There is, however, no ownership aggregation authority in the rulemaking for the current version of Rule 14a-8(b). Release No. 34-40018 (May 21, 1998).

Moreover, the Company's interpretation is entirely consistent with the staff's prior no-action letters allowing companies to exclude individual shareholder proponents even though other shareholder co-proponents met the ownership eligibility requirement. See, *e.g.*, IDACORP, Inc. (March 5, 2008); AT&T, Inc. (February 16, 2007); Wells Fargo & Co. (February 23, 2006); Wells Fargo & Co. (January 18, 2005); Coca-Cola Co. (January 10, 2001). If Mr. Chevedden's aggregation claim is correct, then all of the co-proponents in these no action letters would have qualified so long as they collectively met the ownership requirement. Clearly, that is not how the staff interpreted Rule 14a-8(b) in these no action letters. Instead, the staff allowed the companies to exclude each proponent who failed to demonstrate that he or she individually met the ownership eligibility requirement. That is the result the Company seeks under the No Action Request.

Thus, the Company has demonstrated that ownership aggregation is improper under Rule 14a-8(b).

C. Shareholders have the burden of proving eligibility under Rule 14a-8(b)

By asserting that the Company "failed to produce one precedent" supporting exclusion of the Proposal based on ownership aggregation, Mr. Chevedden is attempting to improperly shift to the Company the burden of proving that a shareholder proponent does not meet the ownership eligibility requirements under Rule 14a-8(b). The Company does not have the burden of producing a precedent for exclusion of the Proposal or of proving that aggregation is prohibited. Rule 14a-8(b) clearly states to the contrary – the Shareholders have the burden of proving their eligibility to submit the Proposal.

Rule 14a-8(b) expressly requires that "you [*i.e.*, a shareholder seeking to submit the proposal] must prove your eligibility to the company" – not vice versa. Accordingly, Mr. Chevedden and Ms. Kennedy each has the burden of proving that he or she is eligible to submit the Proposal based on individual or joint ownership – or that the Rule expressly permits ownership aggregation.

The Shareholders have failed to prove that they individually own, or jointly own, shares in the Company sufficient to meet Rule 14a-8(b). If share ownership can be aggregated to meet Rule 14a-8(b), as Mr. Chevedden claims, then it is up to Mr. Chevedden and Ms. Kennedy to prove that aggregation of ownership is permitted by the rule and to contradict the authority cited by the Company that aggregation is improper under Rule 14a-8(b).

Mr. Chevedden has, however, failed to cite any authority that was issued since the current version of Rule 14a-8 went into effect and that supports his claim that share ownership aggregation is permissible under the current version of Rule 14a-8(b). The only authority that Mr. Chevedden cited is a footnote that appeared (apparently without the opportunity for public comment and therefore of questionable validity) in the final version of the outdated 1983 Superseded Release. That 1983 version of the ownership eligibility rules was replaced more than 10 years ago by the current Rule 14a-8, pursuant to Release No. 34-40018 (May 21, 1998). The current rule completely re-worded and replaced that prior version of the rule. The prior rule and the related Superseded Release therefore have no relevance to the current analysis of the ownership requirements. Accordingly, Mr. Chevedden has not met his burden of proof that he or Ms. Kennedy is eligible to submit the Proposal.

***

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) we have submitted this letter to the Staff via email to *shareholderproposals@sec.gov*. Pursuant to Rule 14a-8(j), copies of this letter are being sent simultaneously to Mr. Chevedden and Ms. Kennedy.

If you have any questions regarding this letter or need additional information, please telephone me at (214) 651-5029.

Sincerely,

[signature]

James F. Brashear
Partner
Direct Phone Number: (214) 651-5029
Direct Fax Number: (214) 200-0597
jim.brashear@haynesboone.com

cc: John Chevedden
Patricia Kennedy
Kenneth W. Wimberly (AMR)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 AMR Corporation (AMR)
Rule 14a-8 Proposal by John Chevedden and Patricia Kennedy
Special Shareowner Meetings

Ladies and Gentlemen:

This responds further to the January 12, 2009 no action request and supplements.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

Burlington Northern Santa Fe Corporation (January 12, 2009)
Allegheny Energy, Inc. (January 15, 2009)
Honeywell International Inc. (January 15, 2009)
Baker Hughes Inc. (January 16, 2009)
Home Depot (January 21, 2009)
Wyeth (January 28, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

The company March 11, 2009 supplement fails to note that the key issue in all the above precedents is the clarity of the text. The company is silent on the text of this proposal being as clear or more clear than the above proposals.

Furthermore this proposal has the added text for clarity, beyond the above proposals, which is not addressed by the company:
"This proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders."

In the two months since the company first filed its no action request, it has failed to produce one precedent where two separate proponents aggregated their holding to meet the $2000 threshold and were then excluded for aggregation. The company fails to note that one or more shareholders, who currently own $2000 of stock, could have originally paid $11,178 for these shares.

For these additional reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,

John Chevedden

cc:
Patricia Kennedy

Kenneth Wimberly <Kenneth.Wimberly@aa.com>

haynesboone

March 11, 2009

BY E-MAIL

shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AMR Corporation – Shareholder Proposal

Ladies and Gentlemen:

This letter responds to Mr. John Chevedden's letter dated March 10, 2009 to the staff of the Securities and Exchange Commission. Mr. Chevedden's letter refers to the Company's January 12, 2009 letter ("No Action Request"), which asks the staff to confirm that it will not recommend any enforcement action against the Company based on its excluding from its Proxy Statement the Proposal and Supporting Statement submitted by Mr. Chevedden and Ms. Patricia Kennedy (each, a "Shareholder"). The Company supplemented its No Action Request by letters dated January 27, 2009, January 28, 2009 and February 3, 2009.

I. The Company's No Action Request is Distinguishable from the Cited Precedents

A. The Company's Bases for Exclusion Differ

Mr. Chevedden cites 11 no action letters which he says "were in regard to rule 14a-8 proposals with the same key resolved text" as the Proposal submitted to the Company. He asserts that "for these additional reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy."

The no action letters cited by Mr. Chevedden are, however, not dispositive of the Company's arguments because they do not raise the same substantive arguments that the Company raised in its no action request.

Haynes and Boone, LLP.
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

Several of the other companies raised issues that were not even raised by the Company. The Company did not, for instance, assert that it had substantially implemented the Proposal. Accordingly, the letters issued to Allegheny Energy and Honeywell, for example, are totally irrelevant to the Company's no action request.

Moreover, not a single one of the so-called "precedents" cited by Mr. Chevedden raised the same threshold ownership eligibility issue that was raised by the Company under Rule 14a-(8)(b). Therefore, none of the letters are dispositive of the Company's no action request.

Company	**Bases sought for exclusion**
Burlington Northern Santa Fe Corporation (January 12, 2009)	Rule 14a-8(i)(3)
Allegheny Energy, Inc. (January 15, 2009)	Rule 14a-8(i)(10)
Honeywell International Inc. (January 15, 2009)	Rule 14a-8(i)(10)
Baker Hughes Incorporated (January 16, 2009)	Rule 14a-8(i)(1) and (2)
The Home Depot, Inc. (January 21, 2009)	Rule 14a-8(i)(3) and (10)
Wyeth (January 28, 2009)	Rule 14a-8(i)(2), (3) and (6) A variant of the proposal was excludable
AT&T Inc. (January 28, 2009)	Rule 14a-8(i)(2), (3) and (10)
Verizon Communications Inc. (February 2, 2009) (Steiner)	Rule 14a-8(i)(2), (3), (6) and (10)
Bank of America Corporation (February 3, 2009)	Rule 14a-8(i)(2), (3) and (6)
Morgan Stanley (February 4, 2009) (Rossi)	Rule 14a-8(i)(2) and (6)
CVS Caremark Corporation (February 6, 2009)	Rule 14a-8(i)(2) and (6)

B. The Wording of the Company's Proposal Differs

Mr. Chevedden stated that the 11 no action letters "were in regard to rule 14a-8 proposals with the same key resolved text" as the Proposal submitted to the Company by the two Shareholders. In fact, the Proposal submitted to the Company does not have "***the same key resolved text***" as the proposals submitted to those other companies.

The proposal submitted to the Company differs significantly in wording from each of the proposals in the no action letters cited by Mr. Chevedden. The final version of the proposal submitted to the Company states in its final sentence:

> This includes that such bylaw and/or charter text will takes [sic] steps to avoid exception or exclusion conditions (consistent with state law) that apply only to shareowners but not to management and/or the board.

The proposals submitted to the companies in the no action letters cited by Mr. Chevedden, however, contain the following wording:

> This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. [Emphasis added]

The Company notes that minor variations in wording apparently have prompted the staff to reach different outcomes with respect to versions of Mr. Chevedden's special meeting proposal. In six no action requests this season, the staff permitted companies to exclude versions of Mr. Chevedden's special meeting proposals containing the following variation in the wording of the last sentence:

> This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners and meanwhile not apply to management and/or the board. [Emphasis added.]

See, *Bristol-Meyers Squibb Company* (February 19, 2009)(Rossi), *The Dow Chemical Company* (February 17, 2009), *General Electric Company* (January 26, 2009), *International Business Machines Corp.* (January 26, 2009), *Marathon Oil Corporation* (February 6, 2009)(Rossi) and *Wyeth* (January 28, 2009).

In these no action letters, the staff reached different outcomes with respect to the excludability of Mr. Chevedden's special shareowner meetings proposals apparently on the basis of the variation in wording between "and meanwhile not apply" and "but not apply." Because the wording of the Proposal submitted to the Company further varies the wording in the other proposals cited by Mr. Chevedden, the cited no action letters with respect to those other proposals are not dispositive of the Company's arguments.

The Company notes that the substantive effect of all of these proposals is the same, and it is the identical substantive impact of the Proposal submitted to the Company. If these proposals contain, as Mr. Chevedden asserts, "the same key resolved text" that was submitted to the Company, then that is the same "key text" that the staff concluded was excludable when submitted to Bristol-Myers, Dow, GE, IBM, Marathon and Wyeth.

II. No Shareholder Proponent Satisfies Rule 14a-8(b)

Mr. Chevedden's letter fails to point out the Company's threshold argument that the Proposal is excludable under Rule 14a-8(b) for failure of the Shareholders to meet the ownership eligibility requirements. The Company emphasizes that neither Shareholder individually satisfies the ownership eligibility requirements. Mr. Chevedden also failed to respond to the Company's request that he provide any evidence of joint ownership of any shares of its stock by himself and Ms. Kennedy. Therefore, no Shareholder satisfies Rule 14a-8(b).

The Company also reiterates that share ownership should not be aggregated for purposes of meeting Rule 14a-8(b). In its 1983 rulemaking that established the 1% or $2,000 ownership and one year holding requirements, the SEC noted the merit to the views that "abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholder[s] to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation." Release 34-20091 (August 16, 1983)

Mr. Chevedden apparently would have the staff conclude that not only may he "represent" eligible shareowners by submitting proposals on their behalf, but he may also aggregate shares from multiple individuals until they collectively can meet the ownership eligibility requirements – even though none of them has a meaningful economic stake in the Company. His aggregation theory could result in the very sort of abuse that the rule sought to eliminate. His line of reasoning could lead to the absurd result that Mr. Chevedden might submit a proposal to the Company by obtaining a "proxy" from 162 individuals who each owned a single share of the Company's common stock. That would directly contradict the purpose for the ownership eligibility requirement – to ensure that the individual proponent beneficially owns a meaningful personal stake in the Company that is the subject of the proposal.

***

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) we have submitted this letter to the Staff via email to *shareholderproposals@sec.gov*. Pursuant to Rule 14a-8(j), copies of this letter are being sent simultaneously to Mr. Chevedden and Ms. Kennedy.

If you have any questions regarding this letter or need additional information, please telephone me at (214) 651-5029.

Sincerely,

[signature]

James F. Brashear
Partner
Direct Phone Number: (214) 651-5029
Direct Fax Number: (214) 200-0597
jim.brashear@haynesboone.com

cc: John Chevedden
Patricia Kennedy
Kenneth W. Wimberly (AMR)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 AMR Corporation (AMR)
Rule 14a-8 Proposal by John Chevedden and Patricia Kennedy
Special Shareowner Meetings

Ladies and Gentlemen:

This responds further to the January 12, 2009 no action request and supplemnts.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

Burlington Northern Santa Fe Corporation (January 12, 2009)
Allegheny Energy, Inc. (January 15, 2009)
Honeywell International Inc. (January 15, 2009)
Baker Hughes Inc. (January 16, 2009)
Home Depot (January 21, 2009)
Wyeth (January 28, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

For these additional reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,

John Chevedden

cc:
Patricia Kennedy

Kenneth Wimberly <Kenneth.Wimberly@aa.com>

haynesboone

February 3, 2009

BY E-MAIL

shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AMR Corporation – Shareholder Proposal

Ladies and Gentlemen:

This letter responds to Mr. John Chevedden's letter dated February 2, 2009 to the staff of the Securities and Exchange Commission. Mr. Chevedden's letter refers to the Company's January 12, 2009 letter ("No Action Request"), which asks the staff to confirm that it will not recommend any enforcement action against the Company based on its excluding from its Proxy Statement the Proposal and Supporting Statement submitted by Mr. Chevedden and Ms. Patricia Kennedy (each, a "Shareholder"). The Company supplemented its No Action Request by letters dated January 27, 2009 and January 28, 2009.

I. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite and, Consequently, Materially False and Misleading

The Company submitted several bases for excluding the Proposal and Supporting Statement, including that they are vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9, and may be excluded under Rule 14a-8(i)(3).

The Company notes that the staff recently granted no action relief in *General Electric Company* (January 26, 2009) (Chevedden) and *International Business Machines Corp.* (January 26, 2009) (Chevedden) for proposals and supporting statements submitted by Mr. Chevedden to those issuers. Those proposals are substantially identical to the Proposal submitted to the Company by each Shareholder. The Company, therefore, supplements its earlier submission by referring to the arguments cited by GE and IBM in support of excluding Mr. Chevedden's

Haynes and Boone, LLP.
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

proposal and supporting statement under Rule 14a-8(i)(3). Accordingly, the Company believes that it may properly exclude the Proposal and Supporting statement on the same grounds for which the staff granted no action relief to GE and IBM.

II. No Shareholder Proponent Satisfies Rule 14a-8(b)

The Company also based its No Action Request in part on the fact that neither of the Shareholders satisfies the ownership requirements of Rule 14a-8(b). Mr. Chevedden's latest letter mistakenly asserts that "*Again* the company does not contest the fact that the shareholdings of John Chevedden (100 shares) plus the shareholdings of Patricia Kennedy (90 shares) exceed $2000 for the rule 14a-8 period." Mr. Chevedden's statement misinterprets the ownership eligibility requirement. The Company's position is clearly stated in its earlier correspondence.

The Company acknowledges that Mr. Chevedden owns "at least 100.000 shares" and that Ms. Kennedy owns 90 shares of the Company's common stock. The Company disputes that those shares should be aggregated and therefore disputes that they "exceed $2000 for the rule 14a-8 period."

Mr. Chevedden implicitly concedes that neither Shareholder individually satisfies the ownership eligibility requirements of Rule 14a-8(b). Mr. Chevedden also failed to respond to the Company's request that he provide any evidence of joint ownership of any shares of its stock by himself and Ms. Kennedy. Therefore, neither Shareholder satisfies Rule 14a-8(b).

III. The Ownership Rule Cited by the Shareholder Was Superseded and Is Irrelevant

Mr. Chevedden's latest letter again cites Release No. 34-20091 ("Superseded Release") and an outdated version of Rule 14a-8(a)(1) that was replaced by Rule 14a-8(b) more than 10 years ago, pursuant to Release No. 34-40018 (May 21, 1998). The Company twice provided Mr. Chevedden with the full text of the currently-applicable ownership eligibility rules in Rule 14a-8(b). Accordingly, Mr. Chevedden is fully informed of the currently applicable version of the rule, despite his continued citation of the expired rule.

The version of Rule 14a-8(a)(1) cited by Mr. Chevedden is inapplicable and irrelevant to the analysis of the current rule. No action relief should be based on the current version of Rule 14a-8(b).

IV. The Footnote Cited by the Shareholder Was Superseded and Is Irrelevant

Mr. Chevedden also refers again to footnote 5 of the Superseded Release and notes "the company does not cite any explicit reference that this footnote would not apply as of a certain date." The Company previously pointed out that Mr. Chevedden has not provided any authority for the proposition that a footnote in a superseded rulemaking is relevant to the interpretation of the current rule, which entirely replaced the rule to which the footnote related. He simply continues to cite the footnote from the Superseded Release.

The Company provided in its January 28, 2009 letter legal authority for the proposition that the interpretation of the Commission's current Rule 14a-8(b) should be based on the clear wording of Rule 14a-8(b), without reference to external commentary from prior rulemakings. The Company also provided in its January 28, 2009 letter legal authority for the proposition the Commission's omission of any ownership aggregation requirement from Rule 14a-8(b) and from Release No. 34-40018 (May 21, 1998), after including a similar requirement in the Superseded Release as to the predecessor rule, should be interpreted as a deliberate omission by the Commission of any such requirement as to Rule 14a-8(b).

An interpretative footnote in the Superseded Release for an outdated version of the rule has no on-going relevance to the interpretation of current Rule 14a-8(b). To the extent that the footnote was relevant to the Superseded Release, it ceased to have any relevance in 1998 when the current Rule 14a-8(b) was issued.

V. Non-Aggregation of Individual Share Ownership is Consistent with Prior No Action Relief

Mr. Chevedden also states "the company fails to produce a single no action precedent that shows that footnote 5 is to be disregarded." The Company respectfully disagrees. The staff has consistently disregarded footnote 5 in granting no action relief under current Rule 14a-8(b), as demonstrated in the no action letters cited by the Company.

If shares could be combined as Mr. Chevedden asserts, then no individual co-proponent would be excluded so long as one or more other shareholder co-proponents collectively met the ownership requirement. Their shares would simply be combined for purposes of the ownership eligibility requirement.

In the previously-cited no action letters, however, the staff consistently allowed companies to exclude individual shareholder proponents even though other shareholder co-proponents met the ownership eligibility requirement. See, *e.g.*, IDACORP, Inc. (March 5, 2008); AT&T, Inc. (February 16, 2007); Wells Fargo & Co. (February 23, 2006); Wells Fargo & Co. (January 18, 2005); Coca-Cola Co. (January 10, 2001) (Quirk).

The staff's prior guidance demonstrates that shares owned individually by co-proponents should not be aggregated under Rule 14a-8(b). The staff has not applied or referred to footnote 5 from the Superseded Release when granting no action relief under Rule 14a-8(b) because the footnote is irrelevant to the interpretation of Rule 14a-8(b).

VI. Applicability of Coca-Cola Co. (January 10, 2001) (Quirk)

Mr. Chevedden indicates that the prior no action letter issued to Coca Cola "only proves that two co-filers cannot be part of a group of co-filers if these two co-filers provide only a letter from an 'investment manager' and fail to produce a broker letter." We respectfully disagree.

In the cited no action letter, several co-proponents individually satisfied Rule 14a-8(b) and two co-proponents failed to individually satisfy the ownership eligibility requirements of that rule. The staff permitted Coca-Cola to exclude the two co-proponents (Ms. Quirk and Mr. Stegeman) on the grounds that each of them individually failed to meet the ownership eligibility requirements of Rule 14a-8(b). The particular reason that Ms. Quirk and Mr. Stegeman failed to meet the ownership eligibility requirements is less relevant than the fact that Rule 14a-8(b) was applied to each co-proponent individually.

If it were true, as Mr. Chevedden asserts, that ownership eligibility should be determined based on the shares owned by the entire group of co-proponents, then there would have been no basis to allow Coca-Cola to exclude the two co-proponents who failed to meet the Rule 14a-8(b) requirements, so long as the other co-proponents in the aggregate demonstrated that they met the Rule 14a-8(b) requirements. Instead, the staff analyzed the ownership eligibility issue as to each individual shareholder. The Coca-Cola no action letter demonstrates that ownership eligibility is determined as to each individual shareholder proponent and that shares owned by co-proponents are not added together for purposes of determining ownership eligibility.

The staff noted: "the proponents appear to have failed to supply, within 14 days of receipt of Coca-Cola's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." The same statement is true for Mr. Chevedden and Ms. Kennedy. Neither Shareholder supplied, within 14 days of receipt of the Company's request, documentary support sufficiently evidencing that he or she satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b). The staff permitted Coca-Cola to exclude the two proponents who failed to individually demonstrate they satisfied the ownership eligibility requirements. The same result should apply to the Company as to Mr. Chevedden and Ms. Kennedy.

VII. Interpretation of Singular Pronouns in Rule 14a-8(b)

Mr. Chevedden again asserts that "the company relies on the word 'you' but does not address the fact that the word 'you' is both singular and *plural*." He also asserts that "the use of 'I' can reasonably be interpreted as 'I, together with my co-filer." The Company previously addressed Mr. Chevedden's attempt to misconstrue the clear meaning of Rule 14a-8(b). Now, Mr. Chevedden apparently seeks to have the staff re-write the clear wording of the rule.

The Company is interpreting Rule 14a-8(b) in its entirety, including all of its singular pronouns. The Company is relying on the rule's collective use of singular references. The Company is not relying solely on the word "you."

Rule 14a-8(b) asks "how do ***I*** demonstrate to the company that ***I*** am eligible?" [Emphasis added.] Mr. Chevedden suggests that the word "I" should be read to mean "I, together with my co-filer" (and presumably multiple co-filers). The Company believes that the plain English meaning of the pronoun "I" is clearly singular. It should not be misconstrued to mean "us," "we" or "co-proponents jointly."

The Company previously noted that Rule 14a-8 itself explains that "[t]he references to 'you' are to ***a shareholder*** seeking to submit the proposal." [Emphasis added.] Mr. Chevedden apparently would have the staff ignore the plain English meaning of the words "a shareholder" in the rule itself. He asks the staff to re-interpret the phrase "a shareholder" to mean "multiple shareholders" or "a group of shareholders."

Mr. Chevedden cited no basis for his assertions that Rule 14a-8(b) means something different from what it unambiguously says in plain English. There is no need to look beyond the clear wording of the rule itself. The phrase "a shareholder" unambiguously refers to a single shareholder. The word "I" unambiguously refers to an individual. The rule states that "you" means "a shareholder" – not "shareholders" plural.

***

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) we have submitted this letter to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), copies of this letter are being sent simultaneously to Mr. Chevedden and Ms. Kennedy.

If you have any questions regarding this letter or need additional information, please telephone me at (214) 651-5029.

Sincerely,

James F. Brashear
Partner
Direct Phone Number: (214) 651-5029
Direct Fax Number: (214) 200-0597
jim.brashear@haynesboone.com

cc: John Chevedden
Patricia Kennedy
Kenneth W. Wimberly (AMR)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 AMR Corporation (AMR)
Rule 14a-8 Proposal by John Chevedden and Patricia Kennedy
Special Shareowner Meetings

Ladies and Gentlemen:

This responds further to the January 12, 2009 no action request, supplemented on January 27, 2008 and January 28, 2009, regarding the rule 14a-8 proposal regarding Special Shareowner Meetings by John Chevedden and Patricia Kennedy. This letter focuses on the $2000 eligibility issue. A further response will address the other concerns of the company.

Again the company does not contest the fact that the shareholdings of John Chevedden (100 shares) plus the shareholdings of Patricia Kennedy (90 shares) exceed $2000 for the rule 14a-8 period in spite the company January 27, 2009 and January 28, 2009 letters.

Release No. 34-20091, August 16, 1983 states (emphasis added):

A. Procedural Requirements for Proponents
1. Rule 14a-8(a)(1) -- Eligibility
The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000 [5] in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.

[5] ***Holdings of co-proponents will be aggregated*** in determining the includability of a proposal.

Source:
http://content.lawyerlinks.com/default.htm#http://content.lawyerlinks.com/library/sec/sec_releases/34-20091.htm

The company does not cite any explicit reference that this footnote would not apply as of a certain date:
[5] ***Holdings of co-proponents will be aggregated*** in determining the includability of a proposal.

The company fails to produce a single no action precedent that shows that footnote 5 is to be disregarded. However the company does support its argument in this area with "believes," "should be" and speculation on "would have expressly included ..." and "the staff could have included ..." and "should be interpreted ..."

The company relies on the word "you" which is both singular and *plural*. The use of "I" can reasonably be interpreted as "I, together with my co-filer."

The company implicitly admits that it was ambiguous about the identity of its purported precedent, Coca-Cola Co. (blank) (January 10, 2001) and now corrects it to Coca-Cola Co. (Quirk) (January 10, 2001).

Coca-Cola Co. (Quirk) (January 10, 2001) only proves that two co-filers cannot be part of a group of co-filers if these two co-filers provide only a letter from an "investment manager" and fail to produce a broker letter.

The company has no comment on the article that originated in the *New York Times*, "Your money is gone, so stop bothering us," about the declining price of AMR stock and the problem is creates for rule 14a-8 proponents.

Sincerely,

John Chevedden

cc:
Patricia Kennedy

Kenneth Wimberly <Kenneth.Wimberly@aa.com>

haynesboone

January 28, 2009

BY E-MAIL

shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AMR Corporation – Shareholder Proposal

Ladies and Gentlemen:

This letter responds to Mr. John Chevedden's letter dated January 27, 2009 to the staff of the Securities and Exchange Commission. Mr. Chevedden's letter refers to the Company's January 27, 2009 letter and its January 12, 2009 letter ("No Action Request"), which asks the staff to confirm that it will not recommend any enforcement action against the Company based on its excluding from its Proxy Statement the Proposal and Supporting Statement submitted by Mr. Chevedden and Ms. Patricia Kennedy (each, a "Shareholder").

The Company based its No Action Request in part on the fact that neither of the Shareholder proponents satisfies the ownership requirements of Rule 14a-8(b).

I. No Shareholder Proponent Individually Satisfies Rule 14a-8(b)

Mr. Chevedden's letter now asserts that "the company does not contest the fact that the shareholdings of John Chevedden (100 shares) plus the shareholdings of Patricia Kennedy (90 shares) exceed $2000 for the rule 14a-8 period." That statement is not accurate.

Nothing in Mr. Chevedden's latest letter contradicts the failure of either himself or Ms. Kennedy to individually meet the threshold ownership eligibility requirement. As noted in paragraph I(C) of the No Action Request, each Shareholder must have held throughout the relevant period at least 162 shares of the Company's common stock in order to meet the $2,000 threshold.

Haynes and Boone, LLP.
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

A. Mr. Chevedden failed to prove ownership eligibility

The Company noted in paragraph I(C)(2) of the No Action Request that Mr. Chevedden provided evidence that he owned "at least 100.000 shares" of the Company's common stock. Mr. Chevedden did not provide evidence that he owned more than 100 shares, either individually or jointly with Ms. Kennedy. Therefore the Company accepts Mr. Chevedden's evidence and confirming statement that he owns exactly100 shares of the Company's common stock. That level of share ownerships is, however, insufficient to prove that Mr. Chevedden is eligible to submit the Proposal and Supporting Statement.

B. Ms. Kennedy failed to prove ownership eligibility

The Company noted in paragraph I(C)(4) of the No Action Request, that it had determined Ms. Kennedy owned 90 shares of the Company's common stock. Ms. Kennedy did not provide evidence that she owned additional shares, either individually or jointly with Mr. Chevedden. Therefore the Company accepts as fact that Ms. Kennedy owns 90 shares of the Company's common stock. That level of share ownerships is, however, insufficient to prove that Ms. Kennedy is eligible to submit the Proposal and Supporting Statement.

II. Shares Owned Individually by Co-Proponents Should Not Be Aggregated Under Rule 14a-8(b)

The Company respectfully disagrees with Mr. Chevedden's repeated suggestion that his shares should be added to those of Ms. Kennedy for purposes of meeting the ownership eligibility requirements of Rule 14a-8(b). The Company continues to dispute Mr. Chevedden's inference that the combined holdings of multiple individual shareholders is relevant to determining whether any particular shareholder proponent satisfies the ownership requirements of Rule 14a-8(b). The Company believes that Rule 14a-8(b) requires that each Shareholder's individual share ownership must be separately examined.

The Company cited in the No Action Request the staff's prior no-action guidance that shares owned individually by co-proponents should not be aggregated under Rule 14a-8(b). If shares could be combined as Mr. Chevedden asserts, then no individual co-proponent would be excluded so long as any one or more other shareholder proponents met the ownership requirement. The opposite result, however, was obtained in the prior guidance. In the cited no-action letters, the staff allowed companies to exclude individual shareholder proponents even though other shareholder co-proponents met the ownership eligibility requirement. The prior guidance demonstrates that shares owned by individual shareholders are not added together for purposes of determining ownership eligibility.

III. Applicability of Coca-Cola Co. (January 10, 2001)

Mr. Chevedden indicates that the prior no-action letter issued to Coca Cola "does not seem to apply." He indicates that the no-action letter relates to genetically engineered crops, organisms and products and to the exclusion of Mary Ann Flaherty as a co-proponent because the issuer received notice of her intent to be a co-proponent after the deadline for submitting shareholder proposals.

Mr. Chevedden apparently is referring to a different no-action letter issued to Coca Cola. The no-action letter cited by the Company is attached. It refers to a proposal relating to severance pay for executives, which was submitted to the issuer by Priscilla Quirk, Helen Flannery, Rosemary Faulkner, Amy Bunting, Sam Stegeman, Kathleen Ladd Ward and J. Sage Wheeler for the Joan Sage Wheeler Revocable Trust.

In the cited no-action letter, the staff permitted the issuer to exclude two co-proponents. The staff noted:

> There appears to be some basis for your view that Coca-Cola may exclude Priscilla Quirk and Sam Stegeman as co-proponents of the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Coca-Cola's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits Priscilla Quirk and Sam Stegeman as co-proponents of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

The cited Coca-Cola no-action letter demonstrates that ownership eligibility is determined as to each individual shareholder proponent and that shares owned by individual shareholders are not added together for purposes of determining ownership eligibility.

IV. The Shareholder Proponents Do Not Jointly Own Shares Satisfying Rule 14a-8(b)

The Company continues to dispute Mr. Chevedden's inference that shares he owns individually and those owned separately by Ms. Kennedy should be treated as if they were jointly owned. As noted in paragraph I(C)(1) of the No Action Request, the Company invited Mr. Chevedden to provide evidence of joint ownership by himself and Ms. Kennedy of shares sufficient to satisfy Rule 14a-8(b). The Company received no evidence of joint ownership of any shares of its stock by Mr. Chevedden and Ms. Kennedy.

V. The Ownership Rule Cited by the Shareholder Was Superseded and Is Irrelevant

Mr. Chevedden's letter again cites Release No. 34-20091 ("Superseded Release") and an outdated version of Rule 14a-8(a)(1). Rule 14a-8(a)(1), as cited by Mr. Chevedden, was replaced more than 10 years ago by Rule 14a-8(b) pursuant to Release No. 34-40018 (May 21, 1998). As described in paragraph I(B) of the No Action Request, the Company twice provided Mr. Chevedden with the full text of the currently applicable ownership eligibility rules in Rule 14a-8(b). Accordingly, Mr. Chevedden is fully informed of the currently applicable version of the rule and that the version he cites is inapplicable. The rule cited by Mr. Chevedden is irrelevant to the current analysis of the ownership requirements under the rules now in effect.

VI. The Footnote Cited by the Shareholder Was Superseded and Is Irrelevant

Mr. Chevedden also refers again to footnote 5 of the Superseded Release and notes "the company does not cite any explicit reference that this footnote would not apply as of a certain date." The Company notes that Mr. Chevedden has not provided any authority for the proposition that a footnote in a superseded rulemaking is relevant to the interpretation of the current rule, which entirely replaced the rule to which the footnote related.

The starting point for statutory construction is the language of the statute. *Bailey v. United States*, 516 U.S. 137, 144 (1995). "And where the statutory language provides a clear answer," the analysis "ends there as well." *Hughes Aircraft Co. v. Jacobson*, 525 U.S. 432, 438 (1999). Courts do not imply a requirement that is opposed to the explicit terms of the statute because doing so amends rather than interprets the statute. *See Detroit Trust Co. v. The Thomas Barlum*, 293 U.S. 21, 38 (1934); *FTC v. Sun Oil Co.*, 371 U.S. 505, 514-515 (1963). Similarly, the interpretation of the Commission's regulation should be based on the clear wording of Rule 14a-8(b).

The Company believes that if the Commission had intended for Rule 14a-8(b) to require the aggregation of shares owned by individual shareholder proponents, the Commission would have expressly included such a requirement in the proposed 1997 rulemaking, or in the final 1998 rule. The Commission demonstrated that it was capable of doing so when it included footnote 5 in the Superseded Release. In amending the prior rule, the Commission and its staff were able to refer to the wording of the Superseded Rulemaking, including footnote 5. The Commission and its staff could have included similar ownership aggregation wording in the 1998 rulemaking for the current Rule 14a-8(b). There is, however, no ownership aggregation requirement in the 1998 rulemaking.

Under traditional principles of statutory construction, the deliberate omission of a word compels the conclusion that the statute should be interpreted without that word. *See Nat'l R.R. Passenger Corp. v. Nat'l Ass'n of R.R. Passengers*, 414 U.S. 453, 458 (1974); *Botany Worsted Mills v. United States*, 278 U.S. 282, 289 (1929). The fact that the Commission omitted any ownership aggregation requirement from the current rule, after including a similar requirement in the Superseded Release as to the predecessor rule, should be interpreted as a deliberate omission by the Commission of any such requirement as to Rule 14a-8(b).

Accordingly, there is no authority for the proposition that shares individually owned by shareholder proponents should be aggregated for purposes of meeting the current ownership eligibility requirements as set forth in Rule 14a-8(b). An interpretative footnote that related to a superseded version of the rule has no on-going relevance.

VII. Interpretation of Singular Pronouns in Rule 14a-8(b)

Mr. Chevedden asserts that "the company relies on the word 'you' but does not address the fact that the word 'you' is both singular and *plural.*" The Company disagrees that it is relying solely on the word "you." The Company is interpreting the rule in its entirety, including all of the pronouns. Moreover, Rule 14a-8(b) itself expressly interprets the word "you" in the singular sense.

Rule 14a-8(b) asks "how do ***I*** demonstrate to the company that ***I*** am eligible?" [Emphasis added.] The Company does not believe that pronoun "I" can be interpreted to mean the plural. If the Commission had intended to use a plural pronoun, it would have used the pronoun "we" and the verb "are."

Rule 14a-8(b) states that "in order to be eligible to submit a proposal, ***you*** must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date ***you*** submit the proposal. ***You*** must continue to hold those securities through the date of the meeting." [Emphasis added.]

It is important that the language contained within Rule 14a-8 itself explains that "[t]he references to 'you' are to ***a shareholder*** seeking to submit the proposal." [Emphasis added.] The phrase "a shareholder" unambiguously refers to a single shareholder – not to a group of shareholders. There is no need to refer to a footnote in the Superseded Release to construe the clear wording of the rule itself.

The Company interprets the rule's aggregate use of singular pronouns, and its reference to "a shareholder" to mean that each individual shareholder must separately meet the ownership and holding requirements. This interpretation is consistent with the staff's prior no-action letters allowing companies to exclude individual shareholder proponents even though other shareholder co-proponents met the ownership eligibility requirement. See, *e.g.*, IDACORP, Inc. (March 5, 2008); AT&T, Inc. (February 16, 2007); Wells Fargo & Co. (February 23, 2006); Wells Fargo & Co. (January 18, 2005); Coca-Cola Co. (January 10, 2001).

***

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) we have submitted this letter to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), copies of this letter are being sent simultaneously to Mr. Chevedden and Ms. Kennedy.

If you have any questions regarding this letter or need additional information, please telephone me at (214) 651-5029.

Sincerely,

James F. Brashear
Partner
Direct Phone Number: (214) 651-5029
Direct Fax Number: (214) 200-0597
jim.brashear@haynesboone.com

cc: John Chevedden
Patricia Kennedy
Kenneth W. Wimberly (AMR)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 AMR Corporation (AMR)
Rule 14a-8 Proposal by John Chevedden and Patricia Kennedy
Special Shareowner Meetings

Ladies and Gentlemen:

This responds further to the January 12, 2009 no action request regarding the rule 14a-8 proposal regarding Special Shareowner Meetings by John Chevedden and Patricia Kennedy. This letter focuses on the $2000 eligibility issue. A further response will address the other concerns of the company.

The company does not contest the fact that the shareholdings of John Chevedden (100 shares) plus the shareholdings of Patricia Kennedy (90 shares) exceed $2000 for the rule 14a-8 period in spite the company January 27, 2009 letter.

Release No. 34-20091, August 16, 1983 states (emphasis added):

A. Procedural Requirements for Proponents
1. Rule 14a-8(a)(1) -- Eligibility
The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000 [5] in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.

[5] ***Holdings of co-proponents will be aggregated*** in determining the includability of a proposal.

Source:
http://content.lawyerlinks.com/default.htm#http://content.lawyerlinks.com/library/sec/sec_releases/34-20091.htm

The company does not cite any explicit reference that this footnote would not apply as of a certain date:
[5] ***Holdings of co-proponents will be aggregated*** in determining the includability of a proposal.

The company relies on the word "you" but does not address the fact that "you" is both singular and *plural*.

The following company precedent does not seem to apply (emphasis added):

[STAFF REPLY LETTER]

January 10, 2001

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: The Coca-Cola Company

Incoming letter dated December 12, 2000

The proposal relates to genetically engineered crops, organisms and products.

There appears to be some basis for your view that Coca-Cola may exclude Mary Ann Flaherty as a co-proponent of the proposal under rule 14a-8(e)(2). ***We note your representation that Coca-Cola received notice of her intention to be a co-proponent after the deadline for submitting proposals.*** Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits Mary Ann Flaherty as a co-proponent of the proposal in reliance on rule 14a-8(e)(2).

Sincerely,

Michael Coco

Attorney-Advisor

Attached is the article that originated in the *New York Times*, "Your money is gone, so stop bothering us," about the declining price of AMR stock and the problem is creates for rule 14a-8 proponents.

Sincerely,

John Chevedden

cc:
Patricia Kennedy

Kenneth Wimberly <Kenneth.Wimberly@aa.com>

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

Post-it® Fax Note 7671	Date 12-15-08	# of pages ▶
To Kenneth Winberly	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # *** FISMA & OMB Memorandum M-07-16 ***	Fax #	

December 15, 2008

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares of the following securities since September 30, 2007:

[redacted]		
AMR Corp.	001765106	*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted. For general questions about your account you may call us anytime at 800-544-6666. Thank you for choosing to invest with Fidelity Investments.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W031510-11DEC08

Fidelity INVESTMENTS

AMR.

December 23, 2008

Via Federal Express

Ms. Patricia Kennedy

*** FISMA & OMB Memorandum M-07-16 ***

Via Federal Express and
Email: *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for AMR Corporation 2009 Annual Meeting

Dear Mr. Chevedden and Ms. Kennedy:

This letter acknowledges that on December 19, 2008, we received letters from each of you, modifying your shareholder proposal submitted by letter dated November 28, 2008 for the 2009 annual meeting of shareholders of AMR Corporation. As we informed you by letters dated December 9, 2008, we anticipate that the annual meeting will be held on May 20, 2009, and that we will mail our proxy materials on or around April 17, 2009. Those letters also advised you that, to be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934.

We also received Mr. Chevedden's email of December 19, 2008, which states that both of you "have submitted verification of ownership and/or are record holder of no less than 195 AMR shares." Your email further asserts that the shares owned by both of you "qualify us to co-sponsor the rule 14a-8 shareholder proposal on special meetings."

We respectfully disagree with your assertions. We interpret Rule 14a-8(b) to mean that each shareholder seeking to submit a proposal must individually meet the rule's ownership and holding requirements. Also, the company is unable to reconcile your assertions with our stock ownership records and your submitted stock ownership verification materials. According to the company's records, Ms. Kennedy is the registered holder of 90 shares of the company's common stock. The December 15, 2008 letter that you supplied from your broker indicates that you own "no less than 100.000 shares" of the company's common stock. Those share amounts are not sufficient under Rule 14a-8(b) to qualify you or Ms. Kennedy to have your proposal included in the company's proxy statement for the 2009 meeting of shareholders.

With my December 9 and 16, 2008 letters, I provided a copy of Rule 14a-8(b). That rule explains the ownership and holding requirements to be eligible to have your shareholder proposal included in the company's proxy statement. The rule asks, "how do *I* demonstrate to the company that *I* am eligible?" [Emphasis added.] The rule explains that "in order to be eligible to submit a proposal, *you* must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date *you* submit the proposal. *You* must continue to hold those securities through the date of the meeting." [Emphasis added.] My December 16 letter noted that Rule 14a-8 explains that "[t]he references to 'you' are to *a shareholder* seeking to submit the proposal." [Emphasis added.] The company interprets the use of the words "I", "you" and "a shareholder" in the rules to mean that each sponsoring shareholder must separately meet the ownership and holding requirements.

If you are asserting that you and Ms. Kennedy *jointly* own shares of the company's common stock that are sufficient to satisfy Rule 14a-8(b), then please provide evidence of your continuous joint ownership of those shares for at least 12 months before you submitted your proposal, as well as a statement that you intend that joint ownership to continue through the date of the company's meeting of stockholders.

As I have previously explained, Rule 14a-8(f) gives a sponsoring shareholder 14 days after my December 9, 2008 letter in which to provide the company with materials demonstrating that the shareholder meets the eligibility requirements of Rule 14a-8(b). The company intends to exclude as a sponsor of the joint proposal each shareholder who fails to provide the eligibility materials within that 14 day period. If no sponsoring shareholder demonstrates eligibility under that rule within that period, then the company intends to exclude the proposal in its entirety.

We are not addressing or waiving any other deficiencies in your proposal that may exist under Rule 14a-8. If we decide to seek to exclude your proposal on these or other grounds, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,

Kenneth W. Wimberly
Corporate Secretary

haynes*boone*

January 27, 2009

BY E-MAIL

shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AMR Corporation – Shareholder Proposal

Ladies and Gentlemen:

This letter responds to Mr. John Chevedden's letter dated January 23, 2009 to the staff of the Securities and Exchange Commission. Mr. Chevedden's letter refers to the Company's January 12, 2009 letter (the "No Action Request"), which asks the staff to confirm that it will not recommend any enforcement action against the Company based on its excluding from its Proxy Statement the Proposal and Supporting Statement submitted by Mr. Chevedden and Ms. Patricia Kennedy (each, a "Shareholder").

The company based its No Action Request on several grounds, including the fact that each Shareholder failed to satisfy the ownership requirements of Rule 14a-8(b). Mr. Chevedden's letter now asserts that: (i) "the company does not object to the fact that the combined shareholdings of John Chevedden and Patricia Kennedy exceed $2000" and (ii) that "the combined ownership of $2000 meets the eligibility requirement." The Company respectfully disagrees with both assertions.

I. No Shareholder Proponent Individually Satisfies Rule 14a-8(b)

As discussed in paragraph I(C)(2) of the No Action Request, Mr. Chevedden failed to prove that he is individually eligible to submit the Proposal and Supporting Statement. As discussed in paragraph I(C)(4) of the No Action Request, Ms. Kennedy failed to prove that she is individually eligible to submit the Proposal and Supporting Statement. Nothing in Mr.

Haynes and Boone, LLP
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

Chevedden's letter contradicts the fundamental failure of either Shareholder proponent to individually meet the threshold ownership eligibility requirement.

II. Shares Owned Individually by Co-Proponents Should Not Be Aggregated Under Rule 14a-8(b)

The Company does, in fact, object to Mr. Chevedden's first assertion that "the company does not object to the fact that the combined shareholdings of John Chevedden and Patricia Kennedy exceed $2000." The Company disputes Mr. Chevedden's inference that the combined holdings of multiple individual shareholders is relevant to determining whether any particular shareholder proponent satisfies the ownership requirements of Rule 14a-8(b).

As discussed in paragraph I(C)(1) of the No Action Request, the Company's position is that each Shareholder's individual share ownership must be separately examined under Rule 14a-8(b). The Company believes its position is consistent with the staff's prior no-action guidance allowing companies to exclude individual shareholder proponents even though other shareholder co-proponents met the ownership eligibility requirement. See, *e.g.*, IDACORP, Inc. (March 5, 2008); AT&T, Inc. (February 16, 2007); Wells Fargo & Co. (February 23, 2006); Wells Fargo & Co. (January 18, 2005); Coca-Cola Co. (January 10, 2001).

III. The Shareholder Proponents Do Not Jointly Own Shares Satisfying Rule 14a-8(b)

The Company also disputes Mr. Chevedden's inference that he and Ms. Kennedy have "combined shareholdings." The Company gave Mr. Chevedden and Ms. Kennedy the opportunity to prove they have any type of joint ownership interest in sufficient shares to meet the ownership eligibility requirements of Rule 14a-8(b). As noted in paragraph I(C)(1) of the No Action Request, the Company invited Mr. Chevedden to provide evidence of joint ownership by himself and Ms. Kennedy of shares sufficient to satisfy Rule 14a-8(b). The Company received no evidence of joint ownership of any shares of its stock by Mr. Chevedden and Ms. Kennedy. Thus, Mr. Chevedden and Ms. Kennedy have no basis for asserting any "combined shareholdings."

IV. The Ownership Rule Cited by the Shareholder Was Superseded and Is Irrelevant

In support of his second assertion, that "the combined ownership of $2000 meets the eligibility requirement," Mr. Chevedden cites Release No. 34-20091 ("Superseded Release") and an outdated version of Rule 14a-8(a)(1). Those cited authorities were superseded more than 10 years ago and have no relevance to the current analysis of the ownership requirements under the rules now in effect.

Rule 14a-8(a)(1), as cited by Mr. Chevedden, was entirely re-written and replaced by Rule 14a-8(b) pursuant to Release No. 34-40018 (May 21, 1998). The Company provided Mr. Chevedden and Ms. Kennedy with the full text of the current version of Rule 14a-8(b), as described in paragraph I(B) of the No Action Request. Accordingly, Mr. Chevedden and Ms. Kennedy were fully informed of the currently applicable version of the rule.

V. The Footnote Cited by the Shareholder Was Superseded and Is Irrelevant

Mr. Chevedden also asserts the relevance of footnote 5 of the Superseded Release. The Company disputes the relevance of that footnote.

The Superseded Release, relating to the outdated 1983 version of Rule 14a-8, included a footnote regarding aggregating share holdings of co-proponents. That footnote first appeared in the final version of the Superseded Release, and related to the outdated ownership eligibility requirements of the prior version of Rule 14a-8(a)(1).

The ownership eligibility requirements cited by Mr. Chevedden were completely re-written by Release No. 34-40018 (May 21, 1998). Among the changes made by that revision, Rule 14a-8(b) was recast into question and answer format. The current rule abandons the prior version's references to "a proponent" and adopts phraseology indicating that the ownership eligibility requirement is to be applied to shareholders individually. The rule asks "how do ***I*** demonstrate to the company that ***I*** am eligible?" [Emphasis added.] The rule explains that "in order to be eligible to submit a proposal, ***you*** must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date ***you*** submit the proposal. ***You*** must continue to hold those securities through the date of the meeting." [Emphasis added.] Most importantly, Rule 14a 8 explains that "[t]he references to 'you' are to ***a shareholder*** seeking to submit the proposal." [Emphasis added.]

The Company interprets the rule's use of all of those singular references in the current Rule 14a-8(b) to mean that each individual shareholder must separately meet the ownership and holding requirements. This interpretation is consistent with the staff's prior no-action letters allowing companies to exclude individual shareholder proponents even though other shareholder co-proponents met the ownership eligibility requirement. See, *e.g.*, IDACORP, Inc. (March 5, 2008); AT&T, Inc. (February 16, 2007); Wells Fargo & Co. (February 23, 2006); Wells Fargo & Co. (January 18, 2005); Coca-Cola Co. (January 10, 2001).

The Company believes that if the Commission had intended for Rule 14a-8(b) to require the aggregation of shares owned by individual shareholder proponents, the Commission could have expressly included such a requirement in the proposed 1997 rulemaking, or in the final 1998 rule (as the Commission did in 1983 in the Superseded Release). There is, however, no ownership aggregation requirement in the 1998 rulemaking.

The fact that the Commission omitted any ownership aggregation requirement from the current Rule 14a-8(b), after including a similar requirement in the Superseded Release, should be interpreted as a deliberate omission by the Commission of any such requirement as to Rule 14a-8(b). Accordingly, there is no authority for the proposition that shares individually owned by shareholder proponents should be aggregated for purposes of meeting the current ownership eligibility requirements as set forth in Rule 14a-8(b).

***

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) we have submitted this letter to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), copies of this letter are being sent simultaneously to Mr. Chevedden and Ms. Kennedy.

If you have any questions regarding this letter or need additional information, please telephone me at (214) 651-5029.

Sincerely,

James F. Brashear
Partner
Direct Phone Number: (214) 651-5029
Direct Fax Number: (214) 200-0597
jim.brashear@haynesboone.com

cc: John Chevedden
Patricia Kennedy
Kenneth W. Wimberly (AMR)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 AMR Corporation (AMR)
Rule 14a-8 Proposal by John Chevedden and Patricia Kennedy
Special Shareowner Meetings

Ladies and Gentlemen:

This responds to the January 12, 2009 no action request regarding the rule 14a-8 proposal regarding Special Shareowner Meetings by John Chevedden and Patricia Kennedy. This letter focuses on the $2000 eligibility issue. A further response will address the other concerns of the company.

The company does not object to the fact that the combined shareholdings of John Chevedden and Patricia Kennedy exceed $2000. This letter and exhibit will show that the combined ownership of $2000 meets the eligibility requirement.

Release No. 34-20091, August 16, 1983 states (emphasis added):

A. Procedural Requirements for Proponents
1. Rule 14a-8(a)(1) -- Eligibility
The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000 [5] in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.

[5] ***Holdings of co-proponents will be aggregated*** in determining the includability of a proposal.

Source:
http://content.lawyerlinks.com/default.htm#http://content.lawyerlinks.com/library/sec/sec_releases/34-20091.htm

Sincerely,

John Chevedden

cc:
Patricia Kennedy

Kenneth Wimberly <Kenneth.Wimberly@aa.com>

haynesboone

January 12, 2009

BY E-MAIL

shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: AMR Corporation – Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of AMR Corporation, a Delaware corporation ("Company"), in connection with its proxy statement for its annual meeting of the Company's shareholders scheduled for May 20, 2009 ("Proxy Statement"). The Company is seeking to exclude from its Proxy Statement identical shareholder proposals ("Proposal") and identical supporting statements ("Supporting Statement") that were submitted to the Company by Mr. John Chevedden and Ms. Patricia Kennedy (each, a "Shareholder") on November 29, 2008 and revised on December 19, 2008. The originally submitted Proposal and Supporting Statement are attached as Exhibit A and the revised versions are attached as Exhibit J.

We ask the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") to confirm that it will not recommend to the Securities and Exchange Commission ("Commission") any enforcement action against the Company based on the exclusion of the Proposal and the Supporting Statement from the Proxy Statement as to each Shareholder and in its entirety.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence between the Company and the Shareholders to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), copies of those materials are being sent simultaneously to the Shareholders as notification of the Company's intention to omit the Proposal and Supporting Statement from its Proxy Statement.

Haynes and Boone, LLP
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

REASONS FOR EXCLUSION

I. Rule 14a-8(b) and Rule 14a-8(f) – The Shareholders Failed to Satisfy Ownership Requirements

A. Initial correspondence from the Shareholders

The Company received simultaneously on November 29, 2008, a letter from Mr. Chevedden dated November 28, 2008 that was accompanied by a letter from Ms. Kennedy dated November 8, 2008. Ms. Kennedy's letter purports to grant to Mr. Chevedden her proxy for purposes of submitting a shareholder proposal to the Company. Each Shareholder's letter submitted to the Company the same copy of the Proposal and Supporting Statement.

Neither Shareholder's letter stated the number of shares of the Company's stock owned by the submitting Shareholder. Each letter simply asserted that the "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting."

The Company was able to confirm with its stock transfer agent and registrar, American Stock Transfer & Trust Company, that Ms. Kennedy had held continuously, since at least November 28, 2007, 90 shares of the Company's common stock. The Company was unable to independently confirm that Mr. Chevedden had held any shares of the Company's common stock.

B. The Company provided prompt notice of eligibility problems under Rule 14a-8(b)

By letters dated December 9, 2008, attached as Exhibit B ("December 9 Letters"), the Company notified Mr. Chevedden and Ms. Kennedy, within 14 days of receipt of the Proposal as required by Rule 14a-8(f), that each Shareholder must submit proof of eligibility under Rule 14a-8(b)(2) to submit a shareholder proposal to the Company for inclusion in the Proxy Statement. The December 9 Letters were sent to each Shareholder via FedEx and to Mr. Chevedden via email. Attached as Exhibit C are FedEx delivery receipts showing that the Shareholders received the December 9 Letters on December 10, 2008.

In the December 9 Letters, the Company advised each Shareholder that, in order to be eligible to submit a proposal, Rule 14a-8(b) requires the Shareholder to have continuously held for at least one year by the date on which the Shareholder submitted the Proposal at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the Proposal at the meeting. The Company also provided the full text of Rule 14a-8(b) for each Shareholder's ease of reference.

Each December 9 Letter further explained that the Shareholder must provide to the Company proof of share ownership meeting the eligibility requirements under Rule 14a-8(b), and that the proof of ownership must be postmarked or transmitted electronically no later than 14 days from the date on which the Shareholder received the December 9 Letter.

C. Basis to Exclude the Proposal and Supporting Statement

We believe the Company may exclude the Proposal and Supporting Statement from the Proxy Statement pursuant to Rule 14a-8(b) and Rule 14a-8(f) because each of the two sponsoring Shareholders failed to supply, within 14 days of receipt of the Company's request, evidence that the Shareholder satisfies the ownership eligibility requirements under Rule 14a-8(b). As a result, there are no remaining sponsoring shareholders who are eligible to submit the Proposal and Supporting Statement pursuant to Rule 14a-8.

Rule 14a-8(b) specifies that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of the Company's common stock entitled to be voted on the proposal at the meeting for at least one year by the date on which the shareholder submitted the proposal. If the shareholder is not a record holder, the shareholder must prove eligibility by submitting to the Company either (i) a written statement from the record holder of the securities or (ii) appropriate filings on Schedule 13D, Schedule 13G, Form 4 and/or Form 5, in either case verifying that, at the time of submission, the shareholder continuously held the required amount of securities for at least one year.

The Company's common stock is listed under the symbol AMR on the New York Stock Exchange. The market value of the Company's common stock for purposes of Rule 14a-8(b) is calculated by multiplying (i) the number of shares held by the Shareholder, by (ii) the highest selling price of the shares during the 60 calendar days before that Shareholder submitted the Proposal. Staff Legal Bulletin No. 14 § C.1.a (July 13, 2001).

The highest selling price of the Company's common stock during the 60-day period prior to November 29, 2008 was $12.37 on October 22, 2008. Based on that trading value of the Company's shares, each Shareholder must have continuously owned a minimum of 162 shares of the Company's common stock from at least November 29, 2007 in order to be eligible to submit a proposal for inclusion in the Proxy Statement.

Rule 14a-8(f) authorizes the Company to exclude a Shareholder's Proposal from the Proxy Statement if, within 14 days after receiving the Proposal, the Company notifies the

Shareholder of the eligibility problem under Rule 14a-8(b) and the Shareholder fails to correct the eligibility problem within 14 days after receiving the Company's notification.

1. Shareholders may not combine individually-owned shares under Rule 14a-8(b)

In his December 19 Email (defined below), Mr. Chevedden asserted that the shares individually owned by Mr. Chevedden and Ms. Kennedy "qualify us to co-sponsor the rule 14a-8 shareholder proposal on special meetings." In its December 23 Letter (defined below), the Company told Mr. Chevedden that if he was asserting that he and Ms. Kennedy *jointly* own shares of the Company's common stock that are sufficient to satisfy Rule 14a-8(b), then he should provide evidence of that continuous joint ownership of those shares for at least 12 months before the Proposal was submitted, as well as a statement that ownership of those shares would continue through the date of the Company's annual meeting of stockholders. The Company received no evidence of joint ownership of any shares of its stock by Mr. Chevedden and Ms. Kennedy.

The Company interprets Mr. Chevedden's assertion as an erroneous attempt to aggregate the shares separately owned by all of the individual shareholder proponents in an effort to collectively meet the ownership requirements of Rule 14a-8(b). The only apparent basis for Mr. Chevedden's assertion is that all shares owned by individual proponents should be combined for purposes of the eligibility requirement under Rule 14a-8(b). We believe that such ownership aggregation is contrary to Rule 14a-8(b) and to the Staff's guidance.

We interpret Rule 14a-8(b) to mean that each shareholder seeking to submit a proposal must individually meet the rule's ownership and holding requirements. The rule asks "how do *I* demonstrate to the company that *I* am eligible?" [Emphasis added.] The rule explains that "in order to be eligible to submit a proposal, *you* must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date *you* submit the proposal. *You* must continue to hold those securities through the date of the meeting." [Emphasis added.] Rule 14a-8 explains that "[t]he references to 'you' are to *a shareholder* seeking to submit the proposal." [Emphasis added.] The Company interprets the rule's use of the singular references in the words *I*, *you* and *a shareholder* to mean that each sponsoring shareholder must separately meet the ownership and holding requirements.

The Staff's position in recent no-action letters supports the Company's interpretation of Rule 14a-8(b). On numerous occasions, the Staff has required co-sponsors of a shareholder proposal to individually satisfy the eligibility requirements of Rule 14a-8(b). The Staff has allowed companies to exclude as sponsors of a joint proposal those shareholders who fail to provide satisfactory evidence of their individual eligibility under Rule 14a-8(b), even though other sponsoring shareholders met those ownership eligibility requirements.

For example, in AT&T, Inc. (February 16, 2007), the company received a proposal from two shareholders, one of whom individually satisfied the beneficial ownership requirement of Rule 14a-8(b). The second shareholder, however, did not provide documentary support sufficient to satisfy Rule 14a-8(b). The Staff agreed that the company could exclude the second shareholder as a co-proponent of the proposal.

In Wells Fargo & Co. (February 23, 2006), the company received a proposal from several co-sponsors and sought to exclude as a sponsor one proponent who failed to provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b). The Staff allowed the company to omit that shareholder as a co-proponent of the proposal because that shareholder did not provide the company with documentary evidence of ownership as required by Rule 14a-8(b).

Similarly, in Wells Fargo & Co. (January 18, 2005), the company sought to exclude a shareholder as a co-sponsor of a proposal because that shareholder failed to individually satisfy Rule 14a-8(b). The Staff allowed the company to exclude that shareholder as a co-sponsor of the proposal.

In Coca-Cola Co. (January 10, 2001), the company sought to exclude two of seven shareholder proponents because those two shareholders failed to supply documentary evidence that they satisfied the ownership requirements of Rule 14a-8(b). The Staff agreed that the company could exclude the two shareholders as co-sponsors of the proposal, due to their failure to individually satisfy Rule 14a-8(b).

The fact that the Staff allowed the companies to exclude some shareholders as proposal co-sponsors because they did not demonstrate individual eligibility under Rule 14a-8(b), even though other shareholder co-sponsors were eligible to submit the proposal, demonstrates that each shareholder seeking to co-sponsor a proposal under Rule 14a-8 must individually satisfy the ownership eligibility requirements of Rule 14a-8(b).

2. Mr. Chevedden failed to prove that he is eligible under Rule 14a-8(b)

On December 15, 2008, the Company received an email and fax from Mr. Chevedden, to which he attached a letter dated December 15, 2008 from Fidelity Investments about his ownership of securities in several companies ("Broker Letter"). The Broker Letter indicated that Mr. Chevedden had owned "no less than 100.000 shares" of the Company's common stock since September 30, 2007. A redacted copy of the Broker Letter is attached as Exhibit D.

On December 16, 2008, the Company again sent to Mr. Chevedden via email and FedEx a letter, attached as Exhibit E ("December 16 Letter"), requesting proof of his ownership of shares sufficient to meet the eligibility requirements of Rule 14a-8(b). The December 16 Letter explained that the Broker Letter did not verify Mr. Chevedden's continuous ownership of $2,000 in market value or 1% of the Company's securities for one year as of the date the Proposal was submitted, because the Broker Letter did not indicate whether Mr. Chevedden owned exactly 100 shares of the Company's securities or some number more than 100 shares. The December 16 Letter explained that if Mr. Chevedden owned merely 100 shares of the Company's common stock, the value and percentage represented by those shares did not satisfy the minimum requirements of Rule 14a-8(b). The December 16 Letter included another copy of Rule 14a-8(b). Attached as Exhibit F is a FedEx delivery receipt showing that Mr. Chevedden received the December 16 letter on December 17, 2008.

On December 16, 2008, the Company received from Mr. Chevedden the email attached as Exhibit G ("December 16 Email") asking whether the Company understood that Mr. Chevedden and Ms. Kennedy were co-sponsoring the Proposal.

On December 18, 2008, the Company sent to Mr. Chevedden via email and FedEx a letter, attached as Exhibit H ("December 18 Letter"), stating that the Company understood that Mr. Chevedden and Ms. Kennedy intended to co-sponsor the Proposal. The December 18 Letter also reiterated that the Company had requested additional information to establish each Shareholder's eligibility under Rule 14a-8(b), and noted that the Company had not received that information. Attached as Exhibit I is a FedEx delivery receipt showing that Mr. Chevedden received the December 18 Letter on December 19, 2008.

On December 19, 2008, the Company received an email from Mr. Chevedden, to which he attached a revised version of the Proposal. A copy of the revised Proposal is attached as Exhibit J.

Also on December 19, 2008, the Company received from Mr. Chevedden an email, attached as Exhibit K ("December 19 Email") in which Mr. Chevedden asserted that he and Ms. Kennedy "have submitted verification of ownership and/or are record holder of no less than 195 AMR shares." The December 19 Email further asserted that the shares owned by Mr. Chevedden and Ms. Kennedy "qualify us to co-sponsor the rule 14a-8 shareholder proposal on special meetings."

On December 23, 2008, the Company sent to Mr. Chevedden via email and FedEx a letter, attached as Exhibit L ("December 23 Letter"), explaining that Mr. Chevedden had only produced evidence that he owned "no less than 100.000 shares" and that the Company had determined that Ms. Kennedy was the registered holder of 90 shares. Neither Shareholder had provided evidence of any additional ownership of the Company's shares. The December 23

Letter further explained that each Shareholder must separately meet the ownership eligibility requirements.

3. The Company may properly exclude Mr. Chevedden's Proposal

The Broker Letter does not satisfy the requirements of Rule 14a-8(b)(2) because it establishes only that Mr. Chevedden has continuously owned "no less than 100.000 shares" of the Company's securities since September 30, 2007. The Broker Letter does not establish that Mr. Chevedden had continuously owned at least 162 shares, which is the minimum number of shares needed to equal or exceed the $2,000 in market value requirement to submit a shareholder proposal. Thus, Mr. Chevedden has not established within the required reply period that he owns sufficient Company shares to be eligible to submit a proposal under Rule 14a-8(b). The Company therefore seeks to exclude the Proposal as to Mr. Chevedden.

4. Ms. Kennedy failed to prove that she is eligible under Rule 14a-8(b)

The Company was able to confirm that Ms. Kennedy has been a record holder of 90 shares of the Company's common stock from at least November 28, 2007. Ms. Kennedy has provided no supplemental evidence of her ownership of additional Company shares in response to the December 9 Letter.

5. The Company may properly exclude Ms. Kennedy's Proposal

The 90 shares held by Ms. Kennedy do not satisfy the requirements of Rule 14a-8(b)(2). Ms. Kennedy must have held at least 162 shares to equal or exceed the $2,000 in market value requirement to submit a shareholder proposal. Thus, Ms. Kennedy has not established within the required reply period that she owns sufficient Company shares to be eligible to submit a proposal under Rule 14a-8(b). The Company therefore seeks to exclude the Proposal as to Ms. Kennedy.

6. The Company may properly exclude the Proposal from the Proxy Statement

Neither of the Shareholders who are sponsoring the Proposal is eligible to submit the Proposal, and there are no remaining shareholder sponsors. Accordingly, the Company seeks to exclude the Proposal and the Supporting Statement entirely from the Proxy Statement.

In a no-action letter to IDACORP, Inc. (March 5, 2008), under circumstances similar to those described in this letter, the Staff indicated that IDACORP could exclude a proposal that it had received from two shareholder proponents, neither of whom individually satisfied the minimum ownership requirements of Rule 14a-8(b). The Staff stated that IDACORP could exclude the proposal under Rule 14a-8(f) because all proponents failed to supply, within 14 days of receipt of IDACORP's request, documentary support evidencing that any proponent satisfied the minimum ownership required by Rule 14a-8(b).

II. <u>Rule 14a-8(i)(2) – The Proposal, If Implemented, Would Cause the Company to Violate State Law</u>

The Proposal, as revised, states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will take steps to avoid exception or exclusion conditions (consistent with state law) that apply only to shareowners but not to management and/or the board.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as Exhibit M (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the General Corporation Law of the State of Delaware ("DGCL").

As discussed in the Delaware Law Opinion, the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Company's bylaws and each appropriate governing document to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The Proposal then requires that the "bylaw and/or charter text" will take steps to avoid "exception or exclusion conditions" that apply only to shareholders but not to management and/or the Board.

One "exception or exclusion condition" imposed by the Proposal itself on the shareholders' power to call special meetings is requiring that shareholders own at least 10% of the Company's outstanding common stock in order to call a special meeting. The second sentence of the Proposal requests that "any exception or exclusion conditions" should also apply to management and/or the Board as well as shareholders. The application of this "exception or exclusion condition" to the Board pursuant to the language of the Proposal would therefore require the directors to hold at least 10% of the Company's outstanding common stock in order for the Board to call a special meeting of shareholders. This provision, if implemented, restricts the Board's power to call special meetings in a manner that, as discussed more fully in the Delaware Law Opinion and as summarized below, would violate the DGCL.

The Delaware Law Opinion explains that the provision contemplated by the Proposal may not be validly included in the Company's bylaws. Section 211(d) of the DGCL governs the calling of special meetings of stockholders by providing that "special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Restrictions on the Board's power to call special meetings (other than through an ordinary process-oriented bylaw as described in the Delaware Law Opinion) cannot be implemented through the Company's bylaws. Section 141(a) of the DGCL expressly provides that any deviation from the general mandate that the board of directors manage the business and affairs of the corporation must be provided in the DGCL or a company's certificate of incorporation. In this case, neither the Company's Certificate of Incorporation nor Section 211(d) of the DGCL provides for any limitations on the Board's power to call special meetings. The Delaware Law Opinion also discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. Because the bylaw contemplated by the Proposal would have the effect of disabling the Board from exercising its statutorily granted power to call special meetings if the Company's directors do not hold 10% of the Company's outstanding common stock, the bylaw would be invalid under the DGCL.

The Delaware Law Opinion explains that the provision contemplated by the Proposal may not be validly included in the Company's Certificate of Incorporation because the Proposal seeks to modify or eliminate a "core" power of the Board. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions regarding the management of a corporation's business, the conduct of its affairs or the powers of the corporation, the directors or the stockholders that are contrary to the laws of the State of Delaware. As further discussed in the Delaware Law Opinion, the Board's statutory power to call special meetings under Section 211(d) of the DGCL is a "core" power reserved to the board. Therefore, the Company's Certificate of Incorporation and/or bylaws may not modify or eliminate the statutory power of the Board to call special meetings in the manner set forth in the Proposal.

The Delaware Law Opinion also notes the parenthetical phrase in the Proposal "consistent with state law" does not affect the analysis set forth above. As stated in the Delaware Law Opinion, that parenthetical phrase merely expresses the view that it is consistent with state law that any "exception or exclusion condition" on the stockholders' power to call special meetings must also be applied to "management" and/or the Board. For the reasons set forth in the Delaware Law Opinion, that view is inconsistent with Delaware law. The parenthetical does not limit the exception and exclusion conditions that would apply to "management" and/or the

Board, and were it to do so the entire second sentence of the Proposal would be a nullity. The parenthetical would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the DGCL. Section 211(d) of the DGCL, read together with Sections 102(b)(1) and 109(b) of the DGCL, allows for no limitations on the Board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no way in which the restriction on that power contemplated by the Proposal would otherwise be consistent with state law.

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(2) that request the adoption of a bylaw or charter provision that, if implemented, would violate state law. See, e.g., Monsanto Company (November 7, 2008) (shareholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution would be "unreasonable" constraint on director selection process and would thus violate Delaware law); Raytheon Company (March 28, 2008) (a company's adoption of cumulative voting must be included in its charter and approved by shareholders, and a proposal that the board unilaterally adopt cumulative voting without shareholder vote thus would violate Delaware law); The Boeing Company (February 19, 2008) (similar proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law); and General Motors Corporation (April 19,2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the DGCL, which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation).

Therefore, the Company intends to exclude the Proposal and Supporting Statement from its Proxy Statement under Rule 14a-8(i)(2).

III. Rule 14a-8(i)(6) – The Company's Board of Directors Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal if the company would lack the power or authority to implement the proposal. The Company lacks the power and authority to implement the Proposal because the Proposal seeks that the Company take actions that would violate state law. As discussed above, the Proposal cannot be implemented without violating the DGCL, either by requiring provisions in the bylaws and/or the Certificate of Incorporation of the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), the Company lacks the power and authority to implement the Proposal.

The Staff has, on several occasions, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. See, *e.g.*, Raytheon Company (March 28, 2008) (proposal regarding shareholder action by written consent violates state law and thus company thus lacks the power to implement); Northrop Grumman Corporation (March 10, 2008) (amendment of company's governing documents to eliminate restrictions on shareholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and The Boeing Company (February 19, 2008) (proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law and the company thus lacks the power to implement).

Therefore, the Company intends to exclude the Proposal and Supporting Statement from its Proxy Statement under Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(3) – The Proposal Is Vague and Indefinite and, Consequently, Materially False and Misleading

Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB No. 14B").

The Staff has regularly permitted exclusion of a proposal where the actions taken by the company to implement the proposal could differ significantly from the actions envisioned by the stockholders voting on the proposal. See, *e.g.*, Fuqua Industries, Inc. (March 12, 1991). The Staff previously has permitted exclusion on this basis of proposals seeking to allow stockholders to call a special meeting. For example, in Time Warner Inc. (Jan. 31, 2008), the Staff agreed that a proposal seeking "no restriction" on the right to call a special meeting "compared to the standard allowed by applicable law" was vague and misleading where it could not be inferred whether the proposal was intended to eliminate restrictions on (i) required minimum stock holdings for a stockholder to call a special meeting, (ii) subjects to be brought before a special meeting or (iii) the frequency with which special meetings may be called.

In this case, the Proposal states that the bylaw or charter provision implementing the Proposal will take steps to avoid "exception or exclusion conditions (consistent with state law) that apply only to shareowners but not to management and/or the board." As was the case in Time Warner, the Shareholders offer no guidance regarding what is meant by "exception or exclusion conditions." This phrase could be interpreted to mean that the requested bylaw or charter amendment may not limit the subject matter of proposals that a stockholder may seek to bring before a special meeting if directors are not similarly limited, or it could be interpreted to mean that stockholders may not be subject to procedural restrictions on the calling or conduct of a special meeting (such as minimum notice to the Company, disclosure of information about the proposal or the proponent, attendance at the meeting, or limitations on the time permitted for presenting the stockholder's business) if those restrictions are not also applicable to management or the board of directors. In addition, as discussed above, the language could be interpreted to require that the restriction on calling a special meeting of stockholders contained in the Proposal itself – ownership of 10% of the Company's outstanding common stock – be applied to management and the board of directors.

As these different interpretations make clear, the Proposal contains vague and misleading terms that likely would result in any actions taken by the Company to implement the Proposal differing significantly from the actions envisioned by the stockholders in deciding whether or not to approve the Proposal. Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by stockholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). See, *e.g.*, Safeway Inc. (February 14, 2007) (allowing exclusion of proposal seeking a stockholder advisory vote on executive compensation as described in the board's compensation committee report, where vote would not have the desired effect of influencing pay practices); Sara Lee Corp. (September 11, 2006) (same).

For these reasons the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9, and may be excluded under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, we request that the Staff concur in our view that the Company may properly exclude the Proposal and the Supporting Statement in their entirety from the Proxy Statement. We also request that the Staff acknowledge that no enforcement action against the Company will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

The Company expects to file proxy materials with the Commission on or about April 17, 2009. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company expects to file its definitive 2009 proxy materials with the Commission.

haynesboone

If you have any questions regarding this request or need additional information, please telephone me at (214) 651-5029. Please acknowledge receipt of this letter by stamping the attached additional copy of this letter and returning it in the attached envelope.

Sincerely,

James F. Brashear
Partner
Direct Phone Number: (214) 651-5029
Direct Fax Number: (214) 200-0597
jim.brashear@haynesboone.com

Attachments

cc: John Chevedden
Patricia Kennedy
Kenneth W. Wimberly (AMR)

INDEX OF ATTACHMENTS

Exhibit A	Proposal and Supporting Statement
Exhibit B	December 9 Letters
Exhibit C	FedEx Delivery Receipts for December 9 Letters
Exhibit D	Broker Letter
Exhibit E	December 16 Letter
Exhibit F	FedEx Delivery Receipt for December 16 Letter
Exhibit G	December 16 Email
Exhibit H	December 18 Letter
Exhibit I	FedEx Delivery Receipt for December 18 Letter
Exhibit J	Revised Proposal
Exhibit K	December 19 Email
Exhibit L	December 23 Letter
Exhibit M	Delaware Law Opinion
Exhibit N	Additional Correspondence

EXHIBIT A

JOHN CHEVEDDEN

[redacted] [redacted]

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH: [redacted]
FX: [redacted]

Rule 14a-8 Proposal

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to [redacted]

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden — November 28, 2008
Date

cc: Kenneth Wimberly [redacted]
Corporate Secretary
PH: [redacted]
FX: [redacted]
FX: [redacted]
Connie Haas [redacted]
PH: [redacted]
FX: [redacted]

Patricia Kennedy
[redacted]

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH: [redacted]
FX: [redacted]

Rule 14a-8 Proposal

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden [redacted]) at:
[redacted]
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Patricia Kennedy — Date: 11/3/08

cc: Kenneth Wimberly [redacted]
Corporate Secretary
PH: [redacted]
FX: [redacted]
FX: [redacted]
Connie Haas [redacted]>
PH: [redacted]
FX: [redacted]

[AMR: Rule 14a-8 Proposal, November 28, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- Armando Codina, our Lead Director, was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal received $161 million after acquiring subprime assets that contributed to $40 billion in write-downs.
- Ray Robinson, on our audit and nomination committees, was designated a "Problem Director" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, due to his involvement with the Mirant Corporation bankruptcy.
- Our directors also served on 15 boards rated "D" or lower by The Corporate Library:

Armando Codina	General Motors (GM)
	Merrill Lynch (MER)
Ann McLaughlin Korologos	Vulcan Materials (VMC)
	Harman International (HAR)
Alberto Ibarguen	PepsiCo (PEP)
Rajat Gupta	Genpact (G)
	Goldman Sachs (GS)
Ray Robinson	Aaron Rents (RNT)
	Acuity Brands (AYI)
Matthew Rose	Centex (CTX)
John Bachmann	Monsanto (MON)
Michael Miles	Time Warner (TWX)
	Citadel Broadcasting (CDL)
Judith Rodin	Comcast (CMCSA)
	Citigroup (C)

- Each of our directors received more than 14% in withheld (no) votes with Ann Korologos receiving the most withheld votes.
- Two directors were designated "Accelerated Vesting" directors by The Corporate Library:
  Judith Rodin
  Michael Miles
- Two directors held zero stock:
  Gerald Arpey
  Judith Rodin
- Four directors held 4 or 5 board seats each – Over-extension concern.
  Armando Codina
  Ann McLaughlin Korologos
  Michael Miles
- We had no shareholder right to:
  Cumulative voting.
  Call a special meeting.
  An independent Board Chairman
  Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, [redacted] and
Patricia Kennedy, [redacted] sponsored this propsal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

AMR.

December 9, 2008

Via Federal Express and Email: [redacted]

Mr. John Chevedden
[redacted]

Re: Shareholder Proposal for AMR Corporation 2009 Annual Meeting

Dear Mr. Chevedden:

This letter acknowledges that we received on November 29, 2008, your letter dated November 28, 2008, which submits a shareholder proposal for the 2009 annual meeting of shareholders of AMR Corporation.

We anticipate that the annual meeting will be held on May 20, 2009, and that we will mail our proxy materials on or around April 17, 2009. To be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934. I have attached to this letter the full text of that rule for your ease of reference.

Rule 14a-8(b) says that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Rule 14a-8(b) also says that you must continue to hold those securities through the date of the meeting.

We were not able to confirm with the company's stock transfer agent and registrar, American Stock Transfer & Trust Company, that you hold any shares of the company's common stock. Although we appreciate your interest in the company, we require that all shareholders satisfy the SEC's rules when submitting shareholder proposals for inclusion in the company's proxy statement. You must, therefore, provide us with: (i) confirmation that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting, and (ii) a written statement that you intend to continue to hold all of those securities through the date of the meeting of shareholders.

According to Rule 14a-8(f) of Regulation 14A, you must provide those confirmation materials to us within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We may, in any case, later decide to seek to exclude your proposal on other grounds. If so, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,

Kenneth W. Wimberly
Corporate Secretary

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

AMR.

December 9, 2008

Via Federal Express

Ms. Patricia Kennedy
[redacted]

Via Federal Express and Email: [redacted]

Mr. John Chevedden
[redacted]

Re: Shareholder Proposal for AMR Corporation 2009 Annual Meeting

Dear Ms. Kennedy:

This letter acknowledges that we received on November 29, 2008, your letter dated November 8, 2008, which submits a shareholder proposal for the 2009 annual meeting of shareholders of AMR Corporation and names Mr. John Chevedden as your proxy for that purpose.

We anticipate that the annual meeting will be held on May 20, 2009, and that we will mail our proxy materials on or around April 17, 2009. To be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934. I have attached to this letter the full text of that rule for your ease of reference.

Rule 14a-8(b) says that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Rule 14a-8(b) also says that you must continue to hold those securities through the date of the meeting.

We were able to confirm with the company's stock transfer agent and registrar, American Stock Transfer & Trust Company, that you have held continuously since at least November 28, 2007, 90 shares of the company's common stock. Those shares are not sufficient to meet the ownership requirements of Rule 14a-8(b).

Although we appreciate your interest in the company, we require all shareholders to satisfy the SEC's rules when submitting shareholder proposals for inclusion in the company's proxy statement. You must, therefore, provide us with: (i) confirmation that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting, and (ii) a written statement that you intend to continue to hold all of those securities through the date of the meeting of shareholders.

According to Rule 14a-8(f) of Regulation 14A, you must provide us with those confirmation materials within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We may, in any case, later decide to seek to exclude your proposal on other grounds. If so, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,

Kenneth W. Wimberly
Corporate Secretary

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

EXHIBIT D

Wimberly, Kenneth

From: olmsted[redacted]
Sent: Monday, December 15, 2008 1:16 PM
To: Wimberly, Kenneth
Subject: Rule 14a-8 Broker Letter (AMR) SPM
Attachments: CCE00005.pdf

Mr. Wimberly, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement regarding two sponsors for one rule 14a-8 proposal.
Sincerely,
John Chevedden

12/15/2008 13:52 FAX 002/002

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

Post-it® Fax Note 7671	Date 12-15-08 # of pages ▶
To Kenneth Winberly	From John Chevedden
Co./Dept.	Co.
Phone #	Phone [redacted]
Fax # [redacted]	Fax #

December 15, 2008

John R. Chevedden
Via facsimile to: [redacted]

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares of the following securities since September 30, 2007:

[illegible]	[illegible]	[illegible]	[illegible]
AMR Corp.	001765106	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]

[redacted]

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted. For general questions about your account you may call us anytime at 800-544-6666. Thank you for choosing to invest with Fidelity Investments.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W031510-11DEC08

EXHIBIT E

AMR.

December 16, 2008

Via Federal Express and Email: [redacted]
Mr. John Chevedden
[redacted]

Re: Shareholder Proposal for AMR Corporation 2009 Annual Meeting

Dear Mr. Chevedden:

We received your email and fax of December 15, 2008, to which you attached a letter from your broker about your ownership of securities in several companies.

Unfortunately, we are unable to determine from your broker's letter the exact number of shares of AMR Corporation common stock that you hold. The broker letter indicates that you own "no less than 100.000 shares" of the company's common stock. The letter does not, however, indicate whether you own exactly 100 shares or some number more than 100 shares. If you own 100 shares of the company's common stock, then you are not eligible to have your proposal included in the company's proxy statement for its 2009 annual meeting of stockholders, based on the percentage and value represented by those shares. As explained in my letter to you dated December 9, 2008, in order to be eligible to have your shareholder proposal included in the company's proxy statement pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b). For your ease of reference, we have attached to this letter another copy of Rule 14a-8(b).

We are thus unable to determine from the broker letter whether you are a shareholder who meets these ownership requirements. Please provide us with confirmation of the actual number of shares of the company's common stock that you continuously owned for at least one year before the date that you submitted your proposal, and confirmation that you intend to continue to hold through the date of the company's 2009 annual meeting of stockholders a number of those shares that meets the requirements of Rule 14a-8(b).

Your e-mail asked whether there is any further rule 14a-8 requirement regarding two sponsors for one rule 14a-8 proposal. Rule 14a-8(b) says that in order to be eligible to submit a proposal, *you* must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. That rule also requires that *you* must continue to hold those securities through the date of the meeting. Rule 14a-8 explains that "[t]he references to 'you' are to a shareholder seeking to submit the proposal."

This response addresses only the ownership requirements of Rule 14a-8(b). We are not addressing or waiving any other deficiencies in your proposal that may exist under Rule 14a-8. If we decide to seek to exclude your proposal on other grounds, after you have established your eligibility to submit a proposal, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,

Kenneth W. Wimberly
Corporate Secretary

4333 AMON CARTER BOULEVARD, MD 5675, FORT WORTH, TEXAS 76155

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

EXHIBIT G

Wimberly, Kenneth

From: olmste[redacted]
Sent: Tuesday, December 16, 2008 4:45 PM
To: Wimberly, Kenneth
Subject: Shareholder Proposal for 2009 AMR Annual Meeting (AMR)

Mr. Wimberly, Ms. Patricia Kennedy and I are co-sponsoring the rule 14a-8 proposal: Special Shareowner Meetings. Does the company understand this. Please reply in one business day.
Sincerely,
John Chevedden

EXHIBIT H

AMR.

December 18, 2008

Via Federal Express and Email: [redacted]

Mr. John Chevedden
[redacted]

Re: Shareholder Proposal for AMR Corporation 2009 Annual Meeting

Dear Mr. Chevedden:

We received your email of December 16, 2008, that asked whether the company understands that you and Ms. Patricia Kennedy are co-sponsoring the Rule 14a-8 proposal: Special Shareholder Meetings that was submitted on November 29, 2008 by each of you and Ms. Kennedy. We understand that you and Ms. Kennedy intend to be treated as "co-sponsoring" that proposal.

My letters to you and Ms. Kennedy dated December 9, 2008 said that in order to be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b). As noted in my letter to you dated December 16, 2008, Rule 14a-8 explains that "[t]he references to 'you' are to a shareholder seeking to submit the proposal."

In my December 9, 2008 letters to you and Ms. Kennedy, I explained that Rule 14a-8(f) requires the sponsoring shareholder to provide the company within 14 days of receiving that letter materials demonstrating that the shareholder meets the eligibility requirements of Rule 14a-8(b). I further explained in those letters that we intended to exclude the shareholder's proposal if we did not receive those materials within that 14 day period. In my December 16, 2008 letter to you, we requested additional information to establish your eligibility under Rule 14a-8(b). As of the date of this letter, we have not received that information.

We are not addressing or waiving any other deficiencies in your proposal that may exist under Rule 14a-8. If we decide to seek to exclude your proposal on these or other grounds, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,

Kenneth W. Wimberly
Corporate Secretary

4333 AMON CARTER BOULEVARD, MD 5675, FORT WORTH, TEXAS 76155

EXHIBIT J

Wimberly, Kenneth

From: olmsted[redacted]
Sent: Friday, December 19, 2008 10:22 PM
To: Wimberly, Kenneth
Cc: Haas, Connie
Subject: Rule 14a-8 Proposal (AMR) SPM
Attachments: CCE00002.pdf

Mr. Wimberly,
Please see the attachment.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

[redacted]

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH: [redacted]
FX [redacted]

MODIFIED DEC. 19, 2008

Rule 14a-8 Proposal

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to [redacted]

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 28, 2008
Date

cc: Kenneth Wimberly [redacted]>
Corporate Secretary
PH: [redacted]
FX: [redacted]
FX [redacted]
Connie Haas [redacted]>
PH: [redacted]
FX: [redacted]

Patricia Kennedy
[redacted]

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH: [redacted]
FX: [redacted]

MODIFIED DEC. 19, 2008

Rule 14a-8 Proposal

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: [redacted] at: [redacted] to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

P. Kennedy — 11/8/08

Patricia Kennedy — Date

cc: Kenneth Wimberly [redacted]
Corporate Secretary
PH: [redacted]
FX: [redacted]
FX: [redacted]
Connie Haas [redacted]
PH [redacted]
FX [redacted]

[AMR: Rule 14a-8 Proposal, November 28, 2008, Modified December 19, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will takes steps to avoid exception or exclusion conditions (consistent with state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. This proposal does not affect our board in maintaining its current power to call a special meeting and does not affect the rights that members of management and/or the board have as individual shareholders.

Statement of John Chevedden

Fidelity and Vanguard supported a shareholder right to call a special meeting. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- Armando Codina, our Lead Director, was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal collected $161 million after acquiring subprime assets that contributed to $40 billion in write-downs.
- Ray Robinson, on our audit and nomination committees, was designated a "Problem Director" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, due to his involvement with the Mirant Corporation bankruptcy.
- Our directors also served on 15 boards rated "D" or lower by The Corporate Library:

Armando Codina	General Motors (GM)
	Merrill Lynch (MER)
Ann McLaughlin Korologos	Vulcan Materials (VMC)
	Harman International (HAR)
Rajat Gupta	Genpact (G)
	Goldman Sachs (GS)
Ray Robinson	Aaron Rents (RNT)
	Acuity Brands (AYI)
Michael Miles	Time Warner (TWX)
	Citadel Broadcasting (CDL)
Judith Rodin	Comcast (CMCSA)
	Citigroup (C)
Matthew Rose	Centex (CTX)
John Bachmann	Monsanto (MON)
Alberto Ibarguen	PepsiCo (PEP)

- Each of our directors received more than 14% in withheld (no) votes with Ann Korologos receiving the most withheld votes.
- Two directors were designated "Accelerated Vesting" directors by The Corporate Library:
  Judith Rodin
  Michael Miles
- Two directors held zero stock:
  Gerald Arpey
  Judith Rodin
- Four directors held 4 or 5 board seats each – Over-extension concern.
  Armando Codina
  Ann McLaughlin Korologos
  Michael Miles
- We had no shareholder right to:
  Cumulative voting.
  Call a special meeting.
  An independent Board Chairman.
  Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, [redacted] and
Patricia Kennedy, [redacted] sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT K

Wimberly, Kenneth

From: olmsted[redacted]
Sent: Friday, December 19, 2008 11:39 PM
To: Wimberly, Kenneth
Subject: (AMR)

Mr. Wimberly, I and Ms. Kennedy have submitted verification of ownership and/or are record holder of no less than 195 AMR shares which qualify us to co-sponor the rule 14a-8 shareholder proposal on special meetings. I believe this answers the company questions.
Sincerely,
John Chevedden

EXHIBIT L

December 23, 2008

Via Federal Express

Ms. Patricia Kennedy
[redacted]

Via Federal Express and Email: [redacted]

Mr. John Chevedden
[redacted]

Re: Shareholder Proposal for AMR Corporation 2009 Annual Meeting

Dear Mr. Chevedden and Ms. Kennedy:

This letter acknowledges that on December 19, 2008, we received letters from each of you, modifying your shareholder proposal submitted by letter dated November 28, 2008 for the 2009 annual meeting of shareholders of AMR Corporation. As we informed you by letters dated December 9, 2008, we anticipate that the annual meeting will be held on May 20, 2009, and that we will mail our proxy materials on or around April 17, 2009. Those letters also advised you that, to be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934.

We also received Mr. Chevedden's email of December 19, 2008, which states that both of you "have submitted verification of ownership and/or are record holder of no less than 195 AMR shares." Your email further asserts that the shares owned by both of you "qualify us to co-sponsor the rule 14a-8 shareholder proposal on special meetings."

We respectfully disagree with your assertions. We interpret Rule 14a-8(b) to mean that each shareholder seeking to submit a proposal must individually meet the rule's ownership and holding requirements. Also, the company is unable to reconcile your assertions with our stock ownership records and your submitted stock ownership verification materials. According to the company's records, Ms. Kennedy is the registered holder of 90 shares of the company's common stock. The December 15, 2008 letter that you supplied from your broker indicates that you own "no less than 100.000 shares" of the company's common stock. Those share amounts are not sufficient under Rule 14a-8(b) to qualify you or Ms. Kennedy to have your proposal included in the company's proxy statement for the 2009 meeting of shareholders.

With my December 9 and 16, 2008 letters, I provided a copy of Rule 14a-8(b). That rule explains the ownership and holding requirements to be eligible to have your shareholder proposal included in the company's proxy statement. The rule asks, "how do *I* demonstrate to the company that *I* am eligible?" [Emphasis added.] The rule explains that "in order to be eligible to submit a proposal, *you* must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date *you* submit the proposal. *You* must continue to hold those securities through the date of the meeting." [Emphasis added.] My December 16 letter noted that Rule 14a-8 explains that "[t]he references to 'you' are to *a shareholder* seeking to submit the proposal." [Emphasis added.] The company interprets the use of the words "I", "you" and "a shareholder" in the rules to mean that each sponsoring shareholder must separately meet the ownership and holding requirements.

If you are asserting that you and Ms. Kennedy *jointly* own shares of the company's common stock that are sufficient to satisfy Rule 14a-8(b), then please provide evidence of your continuous joint ownership of those shares for at least 12 months before you submitted your proposal, as well as a statement that you intend that joint ownership to continue through the date of the company's meeting of stockholders.

As I have previously explained, Rule 14a-8(f) gives a sponsoring shareholder 14 days after my December 9, 2008 letter in which to provide the company with materials demonstrating that the shareholder meets the eligibility requirements of Rule 14a-8(b). The company intends to exclude as a sponsor of the joint proposal each shareholder who fails to provide the eligibility materials within that 14 day period. If no sponsoring shareholder demonstrates eligibility under that rule within that period, then the company intends to exclude the proposal in its entirety.

We are not addressing or waiving any other deficiencies in your proposal that may exist under Rule 14a-8. If we decide to seek to exclude your proposal on these or other grounds, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,

Kenneth W. Wimberly
Corporate Secretary

EXHIBIT M

RICHARDS
LAYTON &
FINGER

January 9, 2009

AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, TX 76155

Re: Stockholder Proposal Submitted by John Chevedden and Patricia Kennedy

Ladies and Gentlemen:

We have acted as special Delaware counsel to AMR Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden and Patricia Kennedy (the "Proponents"), that the Proponents intend to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on February 16, 1982, as amended by the Certificate of Amendment as filed with the Secretary of State on March 10, 1982, the Certificate of Amendment as filed with the Secretary of State on September 30, 1982, the Certificate of Amendment as filed with the Secretary of State on June 30, 1983, the Certificate of Amendment as filed with the Secretary of State on June 9, 1987, the Certificate of Amendment as filed with the Secretary of State on May 26, 1993 and the Certificate of Amendment as filed with the Secretary of State on May 26, 1998 (collectively, the "Certificate of Incorporation");

(ii) the Amended and Restated By-laws of the Company (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under

■ ■ ■

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will take steps to avoid exception or exclusion conditions (consistent with state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any such provision of the Certificate of Incorporation "will take steps to avoid exception or exclusion conditions" that apply only to stockholders but not to management and/or the Board. Put differently, any "exception or exclusion condition" in such provision that applies to stockholders must also be applied to the board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, their ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006)

(footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without substantive limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[1] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[2] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also

---

[1] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

[2] See infra, n. 5 and surrounding text.

Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal, if included in the Certificate of Incorporation, would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[4] Section 211(d) does not provide that the board's power to call

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[3] See infra, n. 5 and surrounding text.

[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation

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[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

> and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the parenthetical in the second sentence of the Proposal (i.e., the phrase stating that the "bylaw and/or charter text will take steps to avoid exception or exclusions conditions (consistent with state law))" does not affect the analysis set forth above. On its face, such parenthetical merely expresses the view that it is consistent with state law that any "exception or exclusion condition" on the stockholders' power to call special meetings must also be applied to "management" and/or the Board and, for the reasons set forth herein, in our opinion, that view is inconsistent with Delaware law. The language does not limit the exception and exclusion conditions that would apply to "management" and/or the Board, and were it to do so the entire second sentence of the Proposal would be a nullity. The parenthetical would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[1] thus, there is no means through which the restriction on that power contemplated by the Proposal would otherwise be consistent with state law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

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[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Proponents and the SEC in connection with the matters addressed herein, that a copy of this opinion letter will be posted to the SEC's website and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to the foregoing. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/JMZ

EXHIBIT N

Wimberly, Kenneth

From: olmste[redacted]
Sent: Saturday, November 29, 2008 12:24 AM
To: Wimberly, Kenneth
Cc: Haas, Connie
Subject: Rule 14a-8 Proposal (AMR) SPM
Attachments: CCE00004.pdf

Mr. Wimberly,
Please see the attachment.
Sincerely,
John Chevedden

Wimberly, Kenneth

From: Wimberly, Kenneth
Sent: Tuesday, December 09, 2008 5:02 PM
To: olmsted
Subject: Shareholder Proposal
Attachments: Chevedden Ltr 120908.pdf

Dear Mr. Chevedden, as you requested please see the attached letter, which is also being sent to you via Fedex in order to confirm delivery.

Thank you.

Sincerely,

Ken Wimberly

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation/American Airlines, Inc.

Wimberly, Kenneth

From: Wimberly, Kenneth
Sent: Tuesday, December 09, 2008 5:03 PM
To: olmsted
Subject: Shareholder proposal
Attachments: Kennedy Ltr 120908.pdf

Dear Mr. Chevedden, as you requested please see the attached letter, which is also being sent to you and Ms. Kennedy via Fedex in order to confirm delivery.

Thank you.

Sincerely,

Ken Wimberly

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation/American Airlines, Inc.

Wimberly, Kenneth

From: Wimberly, Kenneth
Sent: Tuesday, December 16, 2008 4:32 PM
To: olmsted
Subject: Shareholder Proposal for 2009 AMR Annual Meeting
Attachments: Response Ltr Chevedden 12-16-08.pdf

Dear Mr. Chevedden, please see the attached letter, which is also being sent to you via Fedex in order to confirm delivery.

Sincerely,

Ken Wimberly

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation

Wimberly, Kenneth

From: Wimberly, Kenneth
Sent: Thursday, December 18, 2008 5:01 PM
To: olmsted
Subject: Shareholder Proposal
Attachments: Chevedden Ltr 12-18-08.pdf

Dear Mr. Chevedden, as you requested please see the attached letter, which is also being sent to you via Fedex in order to confirm delivery.

Thank you.

Sincerely,

Ken Wimberly

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation

Wimberly, Kenneth

From: Wimberly, Kenneth
Sent: Tuesday, December 23, 2008 11:33 AM
To: 'olmsted'
Subject: Shareholder proposal
Attachments: AMR Corp Chevedden-Kennedy Ltr 12-23-08.pdf

Dear Mr. Chevedden, please see the attached letter, which is also being sent to you and Ms. Kennedy via Fedex in order to confirm delivery.

Thank you.

Sincerely,

Ken Wimberly

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation

Wimberly, Kenneth

From: olmste[redacted]
Sent: Wednesday, December 24, 2008 2:55 PM
To: Wimberly, Kenneth
Subject: (AMR) Rule 14a-8 Proposal

Mr. Wimberly,
From the information in the company December 23, 2008 letter and the previous information provided, Ms. Patricia Kennedy and I have met the requirement of holding 190 shares for more than one-year to sponsor a rule
14a-8 proposal and will continue to hold these shares until after the annual meeting.
Sincerely,
John Chevedden